Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

Monogram Biosciences, Inc.

at

$4.55 Net Per Share

by

Mastiff Acquisition Corp.

a direct wholly-owned subsidiary of

Laboratory Corporation of America Holdings

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, AT THE END OF THE DAY ON WEDNESDAY, JULY 29, 2009,

UNLESS THE OFFER IS EXTENDED.

Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and direct wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer (the “offer”) to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”). The Purchaser is making the offer according to an Agreement and Plan of Merger, dated as of June 22, 2009 (the “merger agreement”), among LabCorp, the Purchaser and Monogram. Following the consummation of the offer, the Purchaser will be merged with and into Monogram (the “merger”), Monogram will survive as a wholly-owned subsidiary of LabCorp, and each Share of Common Stock not previously purchased in the offer will be converted into the right to receive the offer price in cash.

The Monogram board of directors has unanimously: (i) determined that the merger agreement, the offer, the merger and the transactions contemplated thereby are fair to and in the best interests of Monogram and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, the merger and the top-up option (as defined below); and (iii) recommended that Monogram’s stockholders accept the offer, tender their Shares to the Purchaser pursuant to the offer, and, if required by applicable law, adopt the merger agreement.

The offer is not subject to any financing condition. The offer is conditioned on, among other things, there being validly tendered in the offer and not properly withdrawn before the expiration of the offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or the Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding, and (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Monogram stock options, warrants, convertible notes, stock appreciation rights, restricted stock units, or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested (the “Minimum Condition”). The offer is also subject to the satisfaction of certain other conditions set forth in this offer to purchase, including, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any legal restraint preventing or prohibiting the consummation of the offer or merger and of any governmental authority instituting any proceeding seeking such a restraint, which restraint or proceeding has not been vacated, withdrawn or overturned, (iii) the accuracy of representations and warranties (subject to certain qualifications set forth in the merger agreement), (iv) the compliance with covenants under the merger agreement (subject to certain qualifications set forth in the merger agreement), (v) the absence of the occurrence and continuance of a Company Material Adverse Effect (as defined in the merger agreement) and (vi) the absence of any banking moratorium in the United States or the State of New York (the “Banking Moratorium Condition”). See Section 14—“Conditions of the Offer” for a description of other conditions to the consummation of the offer.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., our “Information Agent”, or to Greenhill & Co., LLC, our dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this offer to purchase. Requests for additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any of the other offer documents may be directed to the Information Agent or to your broker, dealer, commercial bank, trust company or other nominee.

The Dealer Manager for the offer is:

July 1, 2009

IMPORTANT

Stockholders desiring to tender Shares in the offer must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this offer to purchase);

•	if using the letter of transmittal, have the stockholder’s signature on the letter of transmittal guaranteed if required by Instruction 1 of the letter of transmittal;

•

deliver an Agent’s Message or the letter of transmittal and any other required documents to American Stock Transfer & Trust Company, the Depositary for the offer, at its address on the back of this offer to purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal;

•	have the stockholder’s signature on the letter of transmittal guaranteed if required by Instruction 1 to the letter of transmittal; and

•	deliver the letter of transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this offer to purchase.

The letter of transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this offer to purchase are followed. The method of delivery of Shares, the letter of transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined herein), is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of Monogram Biosciences, Inc. (“Monogram”) common stock (the “Shares”)

Price Offered Per Share:	$4.55 net to you in cash, without interest, subject to any tax withholding

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009, unless extended

The Purchaser:	Mastiff Acquisition Corp., a direct wholly-owned subsidiary of Laboratory Corporation of America Holdings (“LabCorp”)

Monogram Board Recommendation:	Monogram’s board of directors has unanimously recommended that you accept the offer and tender your Shares

The following are some of the questions you, as a stockholder of Monogram, may have and our answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and in the letter of transmittal.

Who is offering to buy my shares?

The Purchaser is Mastiff Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of LabCorp, formed for the purpose of making this offer and acquiring all of the outstanding Shares. See the “Introduction” to this offer to purchase and Section 9—“Certain Information Concerning LabCorp and the Purchaser.” In this offer to purchase, unless the context requires otherwise, the terms “we”, “our” and “us” refer to the Purchaser.

What are the classes and amounts of securities being sought in the offer?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this offer to purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.55, net to you in cash, without interest and subject to any tax withholding, for each Share tendered and accepted for payment in the offer (such price, or any different price per Share as may be paid in the offer, is referred to as the “offer price”). If you are the record owner of your Shares and you tender your Shares to the Purchaser in the offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this offer to purchase.

Do you have the financial resources to pay for the Shares tendered in the offer?

Yes. LabCorp will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the offer and to provide funding for the merger, which is expected to follow the completion of the offer. The offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not believe that our financial condition is relevant to your decision to tender Shares in the offer because the offer is being made for all outstanding Shares, the form of payment consists solely of cash and the offer is not subject to any financing condition. We have arranged for sufficient funds to pay for all Shares tendered and accepted for payment in the offer and to provide funding for the merger that is expected to follow the completion of the offer. See Section 10—“Source and Amount of Funds.”

What does the board of directors of Monogram think of the offer?

The Monogram board of directors has unanimously: (i) determined that the merger agreement, the offer, the merger and the transactions contemplated thereby are fair to and in the best interests of Monogram and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, the merger and the top-up option (as defined below); and (iii) recommended that Monogram’s stockholders accept the offer, tender their Shares to the Purchaser pursuant to the offer and, if required by applicable law, adopt the merger agreement. See the “Introduction” to this offer to purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On June 22, 2009, the last trading day before we announced the execution of the merger agreement, the closing price of Monogram’s common stock reported on the NASDAQ Global Market was $1.68 per Share. On June 30, 2009, the last full day before commencement of the offer, the closing price of Monogram’s common stock reported on the NASDAQ Global Market was $4.53 per Share. We recommend that you obtain a recent quotation for Monogram’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

How long do I have to decide whether to tender in the offer?

Unless we extend the expiration date of the offer, you will have until 12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009, to tender your Shares in the offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use the guaranteed delivery procedure that is described in this offer to purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the offer be extended and under what circumstances?

Yes, the offer can be extended under certain circumstances. Our ability to extend the offer is subject to the terms of the merger agreement and applicable law. We have agreed in the merger agreement that from time to time the offer may be extended as follows:

•

If, on or prior to any scheduled expiration date, any of the offer conditions (other than conditions which by their nature will be satisfied when the Purchaser accepts for payment and pays for Shares validly tendered and not properly withdrawn pursuant to the offer) have not been satisfied or waived (if permitted by the merger agreement), then we may, (and, at Monogram’s request, we must) extend the offer for one or more successive periods of 10 business days each (or such number of business days jointly determined by the Purchaser and Monogram) in order to permit the satisfaction of such conditions. However, we may not (and are not required to) extend the offer beyond the earlier of the date that the merger agreement terminates in accordance with its terms and September 29, 2009 (the “Initial Outside Date”) or October 29, 2009 if the HSR Condition or the Banking Moratorium Condition has not been satisfied or waived by LabCorp or us (if permitted by the merger agreement) by the Initial Outside Date (such later date, the “Extended Outside Date”).

•	We must extend the offer for any period required by applicable laws, rules or regulations of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Stock Market, LLC (“NASDAQ”).

Under no circumstances will interest be paid on the offer price for tendered Shares, regardless of any extension or amendment to the offer or any delay in paying for the Shares.

See Section 1—“Terms of the Offer” for additional information about our obligations to extend the offer.

Will you provide a subsequent offering period?

We are permitted and in some circumstances required by the merger agreement to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If fewer than 90% of the then outstanding shares are accepted for payment pursuant to the offer or acquired through the offer and the exercise of the top-up option, then we may, in our sole discretion, provide for one subsequent offering period (and one or more extensions thereof). Additionally, if more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the expiration of the offer, we must, at the request of Monogram, provide for one subsequent offering period of at least 10 business days immediately following the expiration date, unless:

•	we and LabCorp exercise the top-up option; or

•	we, LabCorp and our respective subsidiaries own more than 90% of the outstanding Shares.

If all of the conditions to the offer have been satisfied or waived at the expiration of the offer, we will accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the offer promptly after the Shares are tendered during such “subsequent offering period.” Although we reserve the right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period unless required to do so by the merger agreement. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive the offer price, without interest and subject to any tax withholding. See Section 1—“Terms of the Offer” and Section 13—“The Merger Agreement; Other Agreements.”

How will I be notified if the offer is extended or a subsequent offering period is provided?

If we extend the offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, the Depositary for the offer (referred to as “AST” or the “Depositary”), and notify Monogram stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the offer?

We are not obligated to purchase any Shares in the offer unless there has been validly tendered in the offer and not properly withdrawn before the expiration of the offer a number of Shares that, when counted together with the Shares beneficially owned by LabCorp or us, if any, represents at least a majority of:

•	all Shares then outstanding (including any shares held in escrow and any restricted stock); plus

•

all Shares issuable upon the exercise, conversion or exchange of outstanding Monogram stock options, warrants, convertible notes, stock appreciation rights, restricted stock units or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested.

We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the offer if, among other things:

•	any applicable waiting period under the HSR Act has not expired or terminated (the “HSR Condition”);

•

any legal restraints are in effect that prevent or prohibit the consummation of the offer or the merger or any governmental authority has instituted any proceeding seeking such a restraint, which restraint or proceeding has not been vacated, withdrawn or overturned;

•	representations and warranties of Monogram are not true and correct as of the dates specified in the merger agreement (subject to certain qualifications set forth in the merger agreement);

•

Monogram breaches or fails to perform or comply with, in any material respect, any obligation, covenant or agreement required under the merger agreement prior to expiration of the offer, and such breach or failure, if curable, is not cured in all material respects prior to expiration of the offer;

•

there shall have occurred and be continuing a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally or in the State of New York (the “Banking Moratorium Condition”); or

•	since the date of the merger agreement, a Company Material Adverse Effect (as defined herein) has occurred and is continuing.

The offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed letter of transmittal, to the Depositary, before the offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the offer has expired. In addition, if we have not agreed to accept your Shares for payment by August 30, 2009, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

Can holders of vested stock options or warrants participate in the tender offer?

The offer is only for Shares and not for any options or warrants to acquire Shares. Following the consummation of the offer, the Purchaser will be merged with and into Monogram and all outstanding Monogram options and warrants will cease to represent the right to acquire shares of Common Stock. Instead, under the merger agreement, prior to the merger, Monogram is required to take all action necessary to provide that each outstanding option is fully vested and exercisable and is cancelled and of no further force or effect as of the effective time of the merger (other than for the right to receive the cash payment, if any, described in the next sentence). Holders of any outstanding, unexercised option with an exercise price, adjusted for any associated contingent value rights payment, that is less than the offer price are entitled to receive the excess, if any, of the offer price over the adjusted exercise price of the option multiplied by the number of shares subject to the option immediately prior to the effective time of the merger. At the effective time of the merger, any outstanding Monogram warrant will be converted into the right to receive, upon exercise of such warrant and payment of the exercise price in respect thereof, the offer price for each share of Common Stock formerly subject to such warrant and for which such warrant has been exercised. See Section 13—“The Merger Agreement; Other Agreements—Effect of the Merger on Monogram’s Capitalization—Treatment of Monogram Stock Options—Treatment of Monogram Warrants.”

If shares are purchased in the offer, will Monogram continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger. After completion of the merger, LabCorp will own all of the outstanding capital stock of Monogram, and Monogram’s common stock will no longer be publicly owned. Before the merger, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be traded through the NASDAQ Global Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Monogram may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

After completion of the offer, Monogram has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Monogram would be exempt from the requirement that Monogram’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Monogram’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Monogram’s board of directors. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the offer be followed by a merger if all Shares are not tendered in the offer?

Yes. If we accept for payment and pay for Shares in the offer, we are required to merge with and into Monogram, subject to the terms and conditions of the merger agreement, the requirements of applicable law and Monogram’s certificate of incorporation and bylaws, and a vote of Monogram’s stockholders, if a vote is required. Monogram will be the surviving corporation in the merger and will become a wholly-owned subsidiary of LabCorp. In the merger, Monogram stockholders who did not tender their Shares will receive the offer price per share in exchange for their Shares. If we acquire at least 90% of the outstanding Shares in the offer, including in any “subsequent offering period” or, after completion of the offer, upon exercise of the top-up option, we may be able to effect the merger without convening a meeting of the Monogram stockholders. There are no appraisal rights available in connection with the offer, but stockholders who have not sold their Shares in the offer will have appraisal rights with respect to the merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this offer to purchase.

What is the “top-up option” and when could it be exercised?

We negotiated for a “top-up option” under the merger agreement, which, in certain circumstances and subject to certain limitations, provides us with the option to purchase additional Shares from Monogram at a price per Share equal to the offer price to ensure that LabCorp and we own 1,000 shares more than 90% of the outstanding Shares. The purpose of the top-up option is to permit us to complete the merger without a special meeting of Monogram’s stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the top-up option, subject to the limitations set forth in the merger agreement, if we acquire less than 90% of the outstanding Shares in the offer.

See Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the top-up option.

If I decide not to tender, how will the offer affect my Shares?

If you do not tender your Shares in the offer and the merger takes place, your Shares will be cancelled. Unless you exercise and perfect your appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the offer, without any interest paid on that amount. Accordingly, if the merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the offer are that if you tender your Shares in the offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the merger does not close immediately after the offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Market, the quotation for the Shares on the NASDAQ Global Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Monogram may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

Who can I talk to if I have questions about the offer?

You may call D.F. King & Co, Inc., the Information Agent for the offer, at (212) 269-5550 if you are a bank or broker or (800) 549-6746 for all others, or Greenhill & Co., LLC, the Dealer Manager for the offer, at (888) 504-7336 (toll free). See the back cover of this offer to purchase for additional information on how to contact our Information Agent or Dealer Manager.

To the Holders of Monogram Common Stock:

INTRODUCTION

Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and direct wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”) (the “Shares”), at a price of $4.55 per Share, net to the seller in cash, without interest and subject to any tax withholding (such price, or any different price per Share as may be paid in the offer, is referred to as the “offer price”), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”).

The Purchaser is making this offer according to an Agreement and Plan of Merger, dated as of June 22, 2009 (the “merger agreement”), among LabCorp, the Purchaser and Monogram. Under the merger agreement, after the completion of the offer and the satisfaction or waiver of all of the conditions to the merger (as defined below), including, if required, a vote of Monogram’s stockholders, the Purchaser will be merged with and into Monogram, with Monogram surviving the merger as a direct wholly-owned subsidiary of LabCorp (the “merger”). At the effective time of the merger (“Effective Time”), each Share then outstanding (other than Shares owned by LabCorp, the Purchaser, Monogram or any of their subsidiaries, or by Monogram’s stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the offer price in cash, without interest and subject to any tax withholding.

The Monogram board of directors has unanimously: (i) determined that the merger agreement, the offer and the merger (each as defined herein) and the transactions contemplated thereby are fair to and in the best interests of Monogram and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, the merger and the top-up option (as defined herein); and (iii) recommended that Monogram’s stockholders accept the offer, tender their Shares to the Purchaser pursuant to the offer and, if required by applicable law, adopt the merger agreement.

The offer is not subject to any financing condition. The offer is conditioned on, among other things, there being validly tendered in the offer and not properly withdrawn before the expiration of the offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or the Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding (including any shares held in escrow and any restricted stock), and (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Monogram stock options, warrants, convertible notes, stock appreciation rights, restricted stock units, or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested (the “Minimum Condition”). The offer is also subject to the satisfaction of certain other conditions set forth in this offer to purchase, including (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any legal restraint preventing or prohibiting the consummation of the offer or merger and of any governmental authority instituting any proceeding seeking such a restraint, which restraint or proceeding has not been vacated, withdrawn or overturned, (iii) the accuracy of representations and warranties (subject to certain qualifications set forth in the merger agreement), (iv) the compliance with covenants under the merger agreement (subject to certain qualifications set forth in the merger agreement), (v) the absence of the occurrence and continuance of a Company Material Adverse Effect (as defined in the merger agreement) and (vi) the absence of any banking moratorium in the United States or the State of New York (the “Banking Moratorium Condition”). See Section 14—“Conditions of the Offer.”

Monogram has informed the Purchaser that, as of June 19, 2009, (i) 23,042,427 Shares were outstanding, (ii) 4,733,255 Shares were issuable upon the exercise of all outstanding Monogram stock options, of which 1,071,057 Shares were issuable upon the exercise of outstanding Monogram stock options that have an exercise price, adjusted for any associated contingent value rights payments, that is not greater than the offer price, (iii) 4,465 shares were issuable upon the exercise of outstanding warrants, (iv) 3,524,598 shares were issuable upon conversion of convertible notes and (v) no shares of preferred stock were issued or outstanding. Based upon the foregoing, as of June 19, 2009, the Minimum Condition would be satisfied if 13,821,275 Shares were validly tendered and not properly withdrawn in the offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the offer, the Purchaser will be able to designate directors constituting a majority of Monogram’s board of directors. See Section 12—“Purpose of the Offer; Plans for Monogram; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Lazard Freres & Co, LLC (“Lazard”), financial advisor to Monogram, delivered its opinion to Monogram’s board of directors that, as of June 22, 2009 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $4.55 per Share in cash to be received by the holders of Shares in the offer and the merger pursuant to the merger agreement was fair to such stockholders (other than LabCorp and the Purchaser) from a financial point of view. Lazard provided its opinion to Monogram’s board of directors for information and assistance in connection with Monogram’s board of directors’ consideration of the offer and the merger. A copy of Lazard’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by Lazard in connection with providing its opinion, is included in, or as an Annex to, Monogram’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the offer and that is being mailed to Monogram stockholders concurrently herewith. The Lazard opinion is not a recommendation as to whether any holder of Shares should tender Shares in connection with the offer or how any holder of Shares should vote with respect to the merger. Lazard’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Lazard as of, June 22, 2009. In addition, subsequent developments may affect Lazard’s opinion and Lazard does not have any obligation to update, revise or reaffirm its opinion.

Completion of the merger is subject to certain conditions, including the approval of the merger agreement by the holders of a majority of the outstanding Shares, if required by applicable law.

If LabCorp, the Purchaser and their subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares after completion of the offer, including any “subsequent offering period,” the merger agreement requires the Purchaser to merge with and into Monogram under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) with or without prior notice to, or any action by, any other stockholder of Monogram. See Section 12—“Purpose of the Offer; Plans for Monogram; Other Matters.” Under the merger agreement, if we do not acquire sufficient Shares in the offer to complete the merger under the “short-form” merger provisions of the DGCL, we have the option, subject to limitations, to purchase from Monogram a number of additional Shares at a price per Share equal to the price per Share paid in the offer sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the option. We refer to this option as the “top-up option.” The exercise price for the top-up option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by the Purchaser for the benefit of Monogram and due and payable within 30 days. We expect to exercise the top-up option, subject to the limitations set forth in the merger agreement, if we acquire less than 90% of the outstanding Shares in the offer. We could also acquire additional Shares after completion of the offer through other means, such as open market purchases. In any event, if LabCorp, the Purchaser and their subsidiaries acquire, in the aggregate, at least 90% of the outstanding Shares entitled to vote on the adoption of the merger agreement, we will effect the merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the offer will have certain appraisal rights with respect to the merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Monogram; Other Matters.” The merger agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the offer and the merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares.

The offer is only for Shares and not for any options or warrants to acquire Shares. Following the consummation of the offer, the Purchaser will be merged with and into Monogram and all outstanding Monogram options and warrants will cease to represent the right to acquire shares of Common Stock. Instead, under the merger agreement, prior to the merger, Monogram is required to take all action necessary to provide that each outstanding option is fully vested and exercisable and is cancelled and of no further force or effect as of the Effective Time (other than for the right to receive the cash payment, if any, described in the next sentence).

Holders of any outstanding, unexercised option with an exercise price, adjusted for any associated contingent value rights payment, that is less than the offer price are entitled to receive the excess, if any, of the offer price over the adjusted exercise price of the option multiplied by the number of shares subject to the option immediately prior to the Effective Time. At the Effective Time, any outstanding Monogram warrant will be converted into the right to receive, upon exercise of such warrant and payment of the exercise price in respect thereof, the offer price for each share of Common Stock formerly subject to such warrant and for which such warrant has been exercised. See Section 13—“The Merger Agreement; Other Agreements—Effect of the Merger on Monogram’s Capitalization—Treatment of Monogram Stock Options—Treatment of Monogram Warrants.” The tax consequences to holders of options or warrants of exercising those securities are not described under Section 5—“Certain Material U.S. Federal Income Tax Consequences.” We recommend that holders of options consult their tax advisors for advice with respect to potential income tax consequences in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the letter of transmittal, transfer taxes on the sale of Shares in the offer. The Purchaser will pay all fees and expenses incurred in connection with the offer by Greenhill & Co., LLC, the Dealer Manager for the offer (“Greenhill” or the “Dealer Manager”), American Stock Transfer & Trust Company, the Depositary for the offer (“AST” or the “Depositary”), and D.F. King & Co., Inc., the information agent for the offer (“D.F. King” or the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD READ THESE OFFER DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the offer, the Purchaser will accept for payment and pay $4.55 per Share, net to the seller in cash, without interest and subject to any tax withholding, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009, unless and until, in accordance with the terms of the merger agreement and applicable law, Purchaser extends the period of time for which the offer is open, in which case the term “Expiration Date” means the latest time and date at which the offer, as extended by the Purchaser, expires.

Subject to the terms of the merger agreement and applicable law, the Purchaser may extend the offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser has agreed in the merger agreement that from time to time the offer may be extended as follows:

•

If, on or prior to any scheduled expiration date, any of the offer conditions (other than conditions which by their nature will be satisfied when the Purchaser accepts for payment and pays for Shares validly tendered and not properly withdrawn pursuant to the offer) have not been satisfied or waived (if permitted by the merger agreement), then we may (and, at Monogram’s request, we must) extend the offer for one or more successive periods of 10 business days each (or such number of business days jointly determined by the Purchaser and Monogram) in order to permit the satisfaction of such conditions. However, we may not (and are not required to) extend the offer beyond the earlier of the date that the merger agreement terminates in accordance with its terms and September 29, 2009 (the “Initial Outside Date”) or October 29, 2009 if the HSR Condition or the Banking Moratorium Condition has not been satisfied or waived by LabCorp or us (if permitted by the merger agreement) by the Initial Outside Date (the “Extended Outside Date”).

•	We must extend the offer to the extent required by applicable laws, rules or regulations of the SEC or NASDAQ.

Under no circumstances will interest be paid on the offer price for tendered Shares, regardless of any extension of or amendment to the offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the offer conditions have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the offer. If fewer than 90% of the then outstanding shares are accepted for payment pursuant to the offer or acquired through the offer and the exercise of the top-up option, then we may, in our sole discretion, provide for one subsequent offering period (and one or more extensions thereof). Additionally, if more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the Expiration Date, the Purchaser must, at the request of Monogram, provide for one “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act of at least 10 business days immediately following the Expiration Date, unless (i) LabCorp and the Purchaser exercise the top-up option (as defined below in the section entitled “The Merger Agreement; Other Agreements”) or (ii) LabCorp, the Purchaser and their respective subsidiaries own more than 90% of the outstanding Shares. The subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the offer and receive the offer price. During the subsequent offering period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We cannot provide a subsequent offering period unless we announce the results of the offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the subsequent offering period. Although the Purchaser reserves its right to provide a subsequent offering period, the Purchaser does not currently intend to provide a subsequent offering period unless required to do so by the merger agreement.

The offer is not subject to any financing condition. The offer is conditioned on there being validly tendered in the offer and not withdrawn before the expiration of the offer, a number of Shares, that, together with the Shares beneficially owned by LabCorp or the Purchaser, if any, represents at least a majority of the sum of:

•	the Shares then outstanding (including any shares held in escrow and any restricted stock), and

•

all Shares issuable upon the exercise, conversion or exchange of outstanding Monogram stock options, warrants, convertible notes, stock appreciation rights, restricted stock units or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested (the “Minimum Condition”).

The offer is also subject to the satisfaction of certain other conditions set forth in this offer to purchase, including:

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”);

•

the absence of any legal restraint preventing or prohibiting the consummation of the offer or the merger and of any governmental authority instituting any proceeding seeking such a restraint, which restraint or proceeding has not been vacated, withdrawn or overturned;

•	the absence of the occurrence and continuance of any Company Material Adverse Effect;

•	the absence of any banking moratorium in the United States or the State of New York (the “Banking Moratorium Condition”); and

•	satisfaction of certain other conditions as set forth in this offer to purchase in Section 14—“Conditions of the Offer.”

Subject to the terms of the merger agreement, we may, at any time and from time to time before the Expiration Date, increase the offer price, waive any offer conditions or make any other changes to the terms and conditions of the offer, except that, without the prior written consent of Monogram, we may not:

•	decrease the offer price;

•	change the form of consideration payable in the offer;

•	decrease the maximum number of Shares to be purchased in the offer;

•	impose conditions or requirements to the offer in addition to the conditions and requirements described in Section 14—“Conditions of the Offer”;

•	amend or modify any of the conditions to the offer in a manner that adversely affects, or reasonably could adversely affect, the holders of Shares;

•	change or waive the Minimum Condition; or

•	extend or otherwise change the expiration of the offer in a manner other than as required or permitted by the merger agreement.

Notwithstanding the foregoing, pursuant to the merger agreement, the offer price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Common Stock occurring on or after the date of the merger agreement and prior to the Purchaser’s acceptance for payment of, and payment for, Shares pursuant to the offer. Under the merger agreement, Monogram may not make such capitalization changes without LabCorp’s written consent from the date of the merger agreement until the earlier to occur of the termination of the merger agreement or the closing of the merger. If the offer price is adjusted under this provision of the merger agreement, the Purchaser will amend the offer to reflect the adjusted offer price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to the Purchaser’s obligation to extend the offer as described above, if by the Expiration Date, any or all of the offer conditions to the offer have not been satisfied or waived, the Purchaser may, subject to the terms of the merger agreement and the applicable rules and regulations of the SEC:

•	terminate the offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

waive any of the unsatisfied conditions of the offer, other than the Minimum Condition, and, subject to complying with the rules and regulations of the SEC applicable to the offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the offer is open or extended; or

•	amend or make modifications to the offer.

If the Purchaser extends the offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the offer for any reason, then, without prejudice to the Purchaser’s rights under the offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the offer.

Any extension, amendment or termination of the offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via Business Wire.

If the Purchaser makes a material change in the terms of the offer or the information concerning the offer or waives a material condition of the offer, the Purchaser will disseminate additional tender offer materials and extend the offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this offer to purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Monogram has agreed to provide us with their stockholder lists and security position listings for the purpose of disseminating this offer to purchase (and related documents) to holders of Shares. This offer to purchase and the related letter of transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” If the Purchaser provides a subsequent offering period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a letter of transmittal, properly completed and duly executed, with any required signature guarantees; or

•

in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a letter of transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the letter of transmittal.

The offer price paid to any holder of Shares for Shares tendered in the offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the offer.

For purposes of the offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the offer. Upon the terms and subject to the conditions of the offer, payment for Shares accepted for payment in the offer will be made by deposit of the offer price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the offer price for tendered Shares, regardless of any extension of or amendment to the offer or any delay in paying for the Shares.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below), according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the offer, then, without prejudice to the Purchaser’s rights under the offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

The Purchaser reserves the right to assign to LabCorp or to any wholly-owned subsidiary of LabCorp any of its rights under the merger agreement, including the right to purchase Shares tendered in the offer, but any transfer or assignment will not relieve LabCorp or the Purchaser of its obligations under the offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the offer.

3.	Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the offer:

•

for Shares held as certificates, the certificates for tendered Shares, a letter of transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal and other documents must be received before the expiration of the subsequent offering period);

•

for Shares held in book-entry form, either a letter of transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this offer to purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the letter of transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed letter of transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the letter of transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this offer to purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period.

Delivery of documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the letter of transmittal:

•

if the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the letter of transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the letter of transmittal. If a Share certificate is registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the letter of transmittal. See Instructions 1 and 5 to the letter of transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed letter of transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a letter of transmittal), and any other documents required by the letter of transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Market.

The Notice of Guaranteed Delivery may be delivered by courier or transmitted by telegram, facsimile transmission or mail (or if sent by the Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by the Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Payment for Shares accepted for payment in the offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

properly completed and duly executed letter of transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a letter of transmittal); and

•	any other documents required by the letter of transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the offer price for the Shares, regardless of any extension of the offer or any delay in making payment.

Appointment as Proxy. By executing the letter of transmittal (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a letter of transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this offer to purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the merger and, to the extent permitted by applicable law and Monogram’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of Monogram’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their reasonable discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Monogram stockholders.

Options. The offer is only for the outstanding Shares and not for any options or other rights to acquire Shares. See Section 13—“The Merger Agreement; Other Agreements” for a description of the treatment of Monogram options in the merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any letter of transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the offer, the offer to purchase, the letter of transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding, subject to the parties disputing such determination in a court of competent jurisdiction. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, LabCorp, the Depositary, the Dealer Manager, the Information Agent, Monogram or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the offer, each tendering U.S. holder should complete and return the Substitute Form W-9 included in the letter of transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the letter of transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the offer (and if the offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the offer, may also be withdrawn at any time after August 30, 2009. Pursuant to Rule 14d-7 of the Exchange Act, no withdrawal rights will apply to Shares tendered in a “subsequent offering period” and no withdrawal rights apply during the “subsequent offering period” with respect to Shares tendered in the offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this offer to purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding, subject to such parties disputing such determination in a court of competent jurisdiction. None of the Purchaser, LabCorp, the Depositary, the Dealer Manager, the Information Agent, Monogram or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the offer or converted to cash in the merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury

Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offer to purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the offer and the merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen of the United States;

•

an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for or in excess of certain periods of time or (iii) makes a valid election to be treated as a U.S. person;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the offer or the merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the offer or the merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the offer or the merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the letter of transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the offer or the merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the offer or the merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Monogram was a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Monogram has not been, does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), if Monogram is a USRPHC with respect to a non-U.S. holder, that non-U.S. holder’s Shares will be treated as U.S. real property interests only if that non-U.S. holder owned (actually or constructively) during the relevant statutory period more than five percent of the Shares. Non-U.S. holders who have owned (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the offer and the merger. Monogram has represented to us that it has not been a USRPHC during the relevant statutory period.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the offer and the merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption, provided that the Depositary does not have actual knowledge or reason to know that the holder is a U.S. holder. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Market under the symbol “MGRM.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2007
First Quarter	$13.02	$9.00
Second Quarter	$15.63	$9.36
Third Quarter	$11.22	$8.46
Fourth Quarter	$9.72	$6.90
Fiscal Year Ended December 31, 2008
First Quarter	$9.78	$6.06
Second Quarter	$7.50	$6.12
Third Quarter	$7.44	$4.20
Fourth Quarter	$5.04	$1.44
Fiscal Year Ending December 31, 2009
First Quarter	$4.37	$2.12
Second Quarter	$4.85	$1.50

On October 27, 2008, Monogram’s board of directors approved a 6-to-1 reverse stock split, as previously authorized and approved by Monogram’s stockholders at their September 19, 2007 annual meeting, which became effective on November 4, 2008. The reverse stock split resulted in a reduction in the number of shares of common stock issuable upon the exercise of stock options or warrants and the conversion ratios of Monogram’s convertible notes were automatically adjusted to reflect the reverse stock split.

On June 22, 2009, the last full trading day before public announcement of the execution of the merger agreement, the closing price of Monogram’s common stock reported on the NASDAQ Global Market was $1.68 per share. On June 30, 2009, the last full trading day before the commencement of the offer, the closing price reported on the NASDAQ Global Market was $4.53 per share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Monogram has never declared or paid a cash dividend with respect to the Shares. The merger agreement provides that, without LabCorp’s written consent, from the date of the merger agreement until the earlier to occur of the termination of the merger agreement or the closing of the merger, Monogram may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither LabCorp nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the offer price.

NASDAQ Listing and Controlled Company Status. Depending upon the number of Shares purchased in the offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

•

there were at least two market makers for the Shares, the number of publicly held Shares (excluding Shares held by officers, directors, and beneficial owners of 10% or more of the Shares, such as LabCorp upon completion of the offer) was at least 750,000, the market value of such publicly held Shares was at least $5 million and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly held Shares (excluding Shares held by officers, directors, and beneficial owners of 10% or more of the Shares, such as LabCorp upon completion of the offer) was at least 1.1 million, the market value of such publicly held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue of Monogram for its most recently completed fiscal year or two of the last three most recently completed years were at least $50 million.

On October 16, 2008, NASDAQ suspended the enforcement of the minimum bid price and minimum market value of publicly held shares through January 16, 2009. On December 18, 2008, NASDAQ extended this suspension through April 20, 2009, and on March 23, 2009, further extended this suspension through July 19, 2009.

If, as a result of the purchase of Shares in the offer, the Shares no longer meet these standards, the NASDAQ Global Market could discontinue quotations for the Shares. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ Global Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the offer, Monogram will be eligible to elect “controlled company” status pursuant to Rule 5615(c) of the NASDAQ Marketplace Rules, which means that Monogram would be exempt from the requirement that Monogram’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Monogram’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Monogram’s board of directors. Monogram has agreed to elect “controlled company” status following completion of the offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Monogram to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Monogram subject to registration, would substantially reduce the information required to be furnished by Monogram to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Monogram, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Monogram and persons holding “restricted securities” of Monogram to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Monogram will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Monogram

Monogram. Monogram Biosciences, Inc. (NASDAQ: MGRM) is a publicly traded Delaware corporation with its principal executive offices at 345 Oyster Point Boulevard, South San Francisco, California 94080. The telephone number of Monogram at its executive offices is (650) 635-1100.

According to a business description provided by Monogram, Monogram Biosciences, Inc. is a leading provider of companion diagnostics—molecular diagnostic products that help guide and target appropriate treatments. Monogram’s proprietary, clinically validated Trofile® assay identifies patients who are eligible for the CCR5 class of HIV drugs and is the widely adopted companion diagnostic for the HIV drug Selzentry®. Monogram’s PhenoSense® and PhenoSense GT® HIV tests measure individual patient viral drug resistance, thereby enabling physicians to design optimal, individualized treatment plans for each patient. PhenoSense® and PhenoSense GT® are among the most widely used HIV resistance tests in the market today. Monogram’s HIV tests are used routinely by physicians for managing patient therapy and are an integral component of anti-HIV drug development and clinical evaluations for the pharmaceutical industry. Monogram’s proprietary VeraTag™ technology has been used to develop a sensitive means to assess HER-2 status in tissue samples and has significant potential as a tool to help guide therapy decisions in breast cancer patients. Based on the VeraTag platform, Monogram has multiple tests in development for measuring a variety of protein markers that may have clinical utility to help guide treatment decisions across a broad range of cancer drugs.

Monogram Biosciences was incorporated in the state of Delaware in November 1995 under the name Virologic, Inc. and commenced commercial operations in 1999.

Available Information. Monogram is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Monogram’s directors and officers, their compensation, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Monogram’s securities and any material interests of such persons in transactions with Monogram is required to be disclosed in proxy statements distributed to Monogram’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Monogram that have been filed via the EDGAR system.

9.	Certain Information Concerning LabCorp and the Purchaser

LabCorp. Laboratory Corporation of America Holdings (NYSE: LH) is a publicly traded Delaware corporation with its principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number at its executive offices is (336) 229-1127.

LabCorp is the second largest independent clinical laboratory company in the United States based on 2008 net revenues. Since its founding in 1971, LabCorp has grown into a national network of 36 primary laboratories and over 1,600 patient service centers along with a network of branches and STAT laboratories (which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately). Through its national network of laboratories, LabCorp offers a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, LabCorp has developed specialty testing businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical trials.

Purchaser. The Purchaser is a Delaware corporation that was recently formed by LabCorp to effect the offer and the merger. The Purchaser is a direct, wholly-owned subsidiary of LabCorp. Until immediately before the time the Purchaser purchases Shares in the offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the offer and the merger. The Purchaser’s principal executive office is located at c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The telephone number at that office is (336) 229-1127.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and LabCorp are set forth in Schedule I hereto.

Except as described in this offer to purchase or Schedule I to this offer to purchase, (i) neither LabCorp, nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of LabCorp or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Monogram and (ii) neither LabCorp, the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Monogram during the past 60 days.

Except as set forth in this offer to purchase, none of LabCorp, the Purchaser, nor any of the persons listed on Schedule I to this offer to purchase, has had any business relationship or transaction with Monogram or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the offer. Except as set forth in this offer to purchase, during the past two years there have been no negotiations, transactions or material contacts between LabCorp or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this offer to purchase, on the one hand, and Monogram or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of LabCorp, the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of LabCorp, the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, LabCorp and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. LabCorp is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning LabCorp’s directors and officers, their compensation, options, stock appreciation rights, performance awards and restricted stock granted to them, the principal holders of LabCorp’s securities and any material interests of such persons in transactions with LabCorp is required to be disclosed in proxy statements distributed to LabCorp’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by LabCorp and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that LabCorp and the Purchaser have filed with the SEC via EDGAR.

10.	Source and Amount of Funds

The offer and the merger are not subject to any financing condition. LabCorp and Purchaser estimate that the total funds required to complete the offer and the merger, including assuming the payment of net indebtedness, will be approximately $155 million, plus any related transaction fees and expenses. The Purchaser will acquire these funds from LabCorp, which intends to provide the funds out of available cash, cash equivalents and marketable securities. Because the only consideration to be paid in the offer and the merger is cash, the offer involves the purchase of all outstanding Shares and there is no financing condition to the completion of the offer, the financial condition of the Purchaser and LabCorp is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by LabCorp and Monogram. Information about Monogram was provided by Monogram, and neither LabCorp nor the Purchaser takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which LabCorp or its representatives did not participate. Information about LabCorp and the Purchaser was provided by LabCorp and the Purchaser, and Monogram does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Monogram or its representatives did not participate.

Monogram has $55 million in convertible debt outstanding at its maturity. The maturity date of the $25 million, 3% Senior Secured Convertible Note (the “3% Note”) issued to Pfizer, Inc. (“Pfizer”) is May 2010. The $30 million, 0% Convertible Senior Unsecured Note issued to Highbridge International LLC (“Highbridge”) is due in 2026 but callable by the holder at various times beginning on December 31, 2011 (the “0% Note”). During the first nine months of 2008, Monogram began exploring potential alternatives for restructuring the 3% and 0% Notes. Monogram’s preliminary discussions with Pfizer and Highbridge contemplated various scenarios for extending the maturity dates of one or both notes, reducing the conversion price of the notes and potentially converting a portion of the notes into equity.

During this exploratory period, none of the discussions with Highbridge or Pfizer matured to the point where a tentative understanding could be reached. Highbridge advised Monogram that it was not prepared to consider any extension of the 0% Note given the length of the remaining term and general market conditions. Pfizer, on the other hand, had indicated that any restructuring would have to be done in conjunction with a review of commercial arrangements between Monogram and Pfizer.

During September and October 2008, Monogram and Pfizer held discussions about a number of possible approaches to modifying the 3% Note, about the potential provision of funding by Pfizer to Monogram and about various aspects of the commercial relationship. Following these discussions, Pfizer informed Monogram that it was not willing to provide additional funding and needed to defer further consideration of the debt restructuring for internal Pfizer reasons.

Between September 2008 and May 2009, Monogram held discussions with a private equity firm and venture capital firms regarding a potential investment in Monogram, including a possible investment that would be sizable enough to allow the repayment of all of Monogram’s outstanding convertible debt, as well as provide Monogram with additional cash resources to fund its investment in the growth of its new oncology business and provide cash reserves. In February 2009, a venture fund informed Monogram that it was no longer interested in pursuing a possible investment. In March 2009, the private equity fund outlined a structure and approach to an investment that it would be willing to consider if the structure was feasible. The structure would have required Pfizer to agree to change the priority of Monogram’s repayment obligation under the 3% Note and Monogram concluded that the structure would not be acceptable to Pfizer and would be highly dilutive to the existing Monogram stockholders and discussions ended. Monogram continued to have discussions with another venture fund through May 2009. None of the discussions with the venture funds resulted in a term sheet or other indication of interest regarding a specific transaction.

In September through November 2008, Lazard Freres & Co., LLC (“Lazard”), financial advisor to the Company, contacted six potential strategic partners, which did not include LabCorp, to determine whether they would have any interest in pursuing a strategic transaction with Monogram. Lazard and Monogram identified the potential strategic parties from biopharmaceutical companies with personalized medicine programs or HIV or oncology programs, molecular diagnostic companies, laboratory services companies or pharmaceutical companies. Monogram held initial diligence meetings with two of the six potential strategic partners in October. Neither diligence meeting led to additional meetings.

As part of LabCorp’s long-term strategic plans and with a view to continuing to expand its core businesses, including its diagnostic specialized testing capabilities, LabCorp has explored various strategic opportunities from time to time. These opportunities have included identifying and evaluating strategic acquisition candidates. In October 2008, as part of its regular evaluation process, LabCorp’s senior management identified and discussed potential acquisition candidates that they believed would complement LabCorp’s core businesses, including Monogram. LabCorp was familiar with Monogram because LabCorp and Monogram have had a commercial relationship since 2000, when LabCorp became a customer of Monogram’s reference clinical laboratory services on a nonexclusive basis. In 2008, 2007 and 2006, approximately 7%, 11% and 6%, respectively, of Monogram’s revenue was for tests performed for LabCorp. As part of its process of identifying strategic acquisition candidates, LabCorp requested Greenhill & Co., LLC (“Greenhill”), LabCorp’s financial advisor for this transaction, to make a telephonic presentation to LabCorp regarding potential strategic acquisition opportunities, including Monogram.

On October 31, 2008, David P. King, the Chief Executive Officer of LabCorp, contacted Mr. Young via telephone to express a general interest in discussing ways the two companies might work more closely together. After a brief conversation, it was determined that Mr. King would meet in-person with Mr. Young at Monogram’s offices on November 14, 2008 in connection with a previously scheduled trip Mr. King had arranged to the area.

On November 14, 2008, Mr. King met with Mr. Young at Monogram’s offices. Among the topics discussed at the meeting were the overall industry and its evolution towards personalized medicine, publicly available information about Monogram’s business and capabilities and potential joint activities, including a joint venture, joint selling efforts and ultimately a potential acquisition of Monogram by LabCorp. Following this meeting, Mr. Young contacted Mr. King and suggested that, if LabCorp were interested in continuing discussions about these activities, it would be best to enter into a confidentiality agreement and allow Monogram to update LabCorp personnel on Monogram’s business and new products, particularly around the VeraTag platform in oncology.

In late November 2008, representatives of LabCorp began reviewing publicly available information on Monogram. In addition, on November 20, 2008, LabCorp and Monogram entered into a confidentiality agreement for the purposes of permitting LabCorp to receive background information on Monogram.

On November 22, 2008, Andrew Conrad, the Chief Scientific Officer of LabCorp traveled to Monogram’s offices in South San Francisco, California for a site visit of Monogram’s facilities, a laboratory tour and introductory discussions. During the visit, Dr. Conrad met with Mr. Young, Kathy L. Hibbs, Monogram’s Senior Vice President and General Counsel, Michael P. Bates, MD, Monogram’s Vice President, Clinical Research, Christos J. Petropoulos, PhD, Monogram’s Vice President, Research and Development, Virology and Chief Scientific Officer, Gordon Parry, PhD, Monogram’s Vice President, Research and Development, Oncology, and Jeannette M. Whitcomb, PhD, Monogram’s Vice President, Operations.

On December 2, 2008, Steven Anderson, LabCorp’s Senior Vice President, Chief Science Officer for Oncology and Genetics and Director of Operations, Center of Molecular Biology and Pathology, Jonathan Meltzer, LabCorp’s Director of Licensing and Corporate Affairs and Hawazin Faruki, LabCorp’s Vice President of Clinical Development, National Office of Science and Quality of LabCorp met with Mr. Young, Alfred G.Merriweather, Monogram’s Senior Vice President and Chief Financial Officer, William J. Welch, Monogram’s Senior Vice President and Chief Commercial Officer, Ms. Hibbs, Dr. Bates, Dr. Petropoulos, Dr. Parry and Dr. Whitcomb to discuss a potential acquisition, and to receive further information regarding Monogram’s business, technologies and products.

On December 5, 2008, Mr. King contacted Mr. Young via telephone and indicated that LabCorp was interested in continuing discussions regarding a potential acquisition of Monogram. The same day, Mr. King updated representatives of Greenhill on his discussions with Mr. Young and requested that Greenhill begin discussions with Monogram’s financial advisor on a process for discussing a potential acquisition.

On December 8, 2008, Monogram’s board of directors met via teleconference. Monogram’s management provided the board of directors with an overview of the communications to date with LabCorp. The Monogram board of directors approved the retention of Lazard to serve as Monogram’s financial advisor in connection with its consideration of strategic alternatives, subject to entering into an engagement letter.

On December 8, 2008, representatives of Greenhill and representatives of Lazard had a preliminary discussion about the process for the parties to evaluate a possible transaction.

On December 17, 2008, the board of directors of Monogram held a regular meeting. Among the items discussed at the meeting were:

•	the terms of the existing 3% Note and 0% Note;

•	the recent trading and volume performance of Monogram’s Common Stock on NASDAQ;

•	analyst ratings and price targets for Monogram’s Common Stock;

•	Monogram’s expected financial performance for fiscal year 2008 and for fiscal year 2009;

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management’s estimate that Monogram could require up to $20 million of additional near term financing, exclusive of any debt repayment, to reach profitable operations and maintain adequate cash reserves; and

•	certain financial metrics for comparable molecular diagnostic companies.

The Monogram board of directors also discussed the various strategic alternatives available to Monogram, and the risks, uncertainties and other considerations associated with each alternative, including the possibility of:

•	engaging in a financing transaction to raise operating cash, assuming no debt repayment;

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engaging in a financing transaction that was sizable enough to fund the repayment of $55 million in outstanding convertible debt as well as provide sufficient operating cash to achieve profitability and the fact that a financing transaction could require stockholder approval under the NASDAQ Marketplace Rules, and might not be approved by stockholders because of the amount of dilution that would result from the potential financing;

•	restructuring the 3% Note with Pfizer, alone or in conjunction with a financing transaction;

•	pursuing a strategic investment along with a collaboration arrangement, possibly around Monogram’s oncology business;

•	selling Monogram’s HIV business; or

•	selling Monogram.

Representatives of Lazard were present at the meeting and provided the Monogram board of directors with an overview of the current financing environment, and the terms and conditions of recent private placement transactions in the biotechnology sector. Representatives of Lazard also presented a preliminary analysis of the potential dilution Monogram might expect from a larger financing transaction combined with a restructuring of the 3% Note with Pfizer, and the potential value of Monogram if those transactions were pursued. Representatives of Lazard then reviewed a preliminary list of the potential strategic parties or financing sources that might be interested in one or more of the various strategic alternatives discussed at the meeting, summarized the discussions held with various parties prior to the date of the meeting, and provided an overview of the additional parties that were expected to be contacted. Representatives of Lazard next provided various financial analyses, including a range of potential per share purchase prices for Monogram, based upon a premiums paid analysis, a comparable companies analysis and a comparable precedent transactions analysis. Finally, representatives of Lazard gave the board of directors a brief overview of LabCorp, based on its public filings. Following a discussion of each of the strategic alternatives, the board of directors authorized representatives of Monogram and Lazard to continue discussions with LabCorp, including price discussions.

During the remainder of December and the beginning of January 2009, representatives of Greenhill and Lazard coordinated with LabCorp and Monogram on preliminary matters, including a discussion on December 19, 2008, during which representatives of Greenhill and Lazard reviewed timing for an overall transaction process, including an initial due diligence review and provision of an initial indication of interest. During this period, the Lazard representatives informed the Greenhill representatives that Monogram would not permit full legal, scientific and financial diligence until the parties reached agreement on price, if ever, and requested that LabCorp enter into a revised confidentiality agreement, including a “standstill” arrangement that would prohibit LabCorp from buying securities of Monogram without Monogram’s consent. LabCorp was unwilling to enter into a “standstill” arrangement and Monogram agreed to proceed without amending the confidentiality agreement.

Between January 2009 and April 2009, representatives of Monogram and Lazard contacted 22 potential strategic parties, other than LabCorp, including the six potential strategic parties contacted in 2008, to determine their interest in a possible acquisition of all or a portion of Monogram or an alternative structure such as an investment or joint venture. Lazard and Monogram identified the potential strategic parties from biopharmaceutical companies with personalized medicine programs or HIV or oncology programs, molecular diagnostic companies, laboratory services companies or pharmaceutical companies. Monogram’s management and representatives of Lazard held preliminary discussions and gave management presentations to five of the potential strategic partners. None of the 22 entities that were contacted, including the five who received a management presentation, expressed interest in conducting further diligence about Monogram and none of these discussions led to a term sheet or indication of interest regarding a potential strategic transaction.

During January 2009, Monogram resumed its discussions with Pfizer regarding the potential restructuring of the 3% Note. Monogram provided the “upside case” financial projections to Pfizer along with a summary of Monogram’s specific proposal for restructuring the debt and discussion points on the commercial collaboration. Pfizer indicated in February that the discussions should focus on restructuring the 3% Note without regard to the commercial collaboration.

On January 7, 2009, Monogram provided preliminary background materials, including selected operational data, historical financial information, the “upside case” financial projections and copies of the documents for the 3% Note and 0% Note, to Labcorp and Greenhill.

On January 8, 2009, representatives of Lazard, on behalf of Monogram, sent a letter to Mr. King, requesting that LabCorp submit a preliminary, non-binding indication of interest outlining proposed terms of a potential transaction with Monogram, including structure, consideration, valuation, due diligence, timing, material terms and assumptions and financing, among others. The letter requested a response no later than January 26, 2009.

During the remainder of January, LabCorp and its advisors reviewed the preliminary background materials and publicly available information on Monogram and continued to evaluate Monogram.

On January 26, 2009, LabCorp submitted the requested preliminary, non-binding indication of interest (“IOI”) to Lazard. In the IOI, LabCorp stated that it was prepared to offer to acquire 100% of the outstanding shares of Monogram at a per share price ranging from $3.00 to $4.00 in cash, representing a premium of 23% to 64% of Monogram’s average share price for the three month period prior to the IOI. LabCorp’s IOI also anticipated the acquisition of Monogram by LabCorp in a two step cash tender offer and financing the transaction with available funds. The IOI was conditioned on the completion of further due diligence prior to executing definitive transaction documentation, among other things. Mr. Young communicated this to the members of the Monogram board of directors via individual telephone calls and scheduled a board meeting for February 11, 2009 for further consideration.

On the afternoon of January 26, 2009, a representative from Lazard, on behalf of Monogram, called a representative from Greenhill to inform Greenhill that Monogram believed that LabCorp’s proposed price range of $3.00 to $4.00 per share undervalued Monogram. Greenhill told Lazard that it would inform LabCorp of Monogram’s initial response to the IOI, and suggested that LabCorp would require additional due diligence before determining whether it could consider revising its proposed price range. After further discussions, it was agreed that the parties should meet to provide LabCorp with the opportunity to obtain additional scientific, operational and financial diligence.

On February 6, 2009, representatives from LabCorp, Monogram, Lazard and Greenhill met in Greenhill’s San Francisco, California offices. In attendance from LabCorp were Mr. Walton, Meeta Patnaik, LabCorp’s Vice President, Companion Diagnostics of LabCorp, and, via telephone, Dr. Conrad and Dr. Anderson. Among the attendees from Monogram were Mr. Young, Mr. Merriweather, Ms. Hibbs, Mr. Welch, Dr. Bates, Dr. Parry and Dr. Petropoulos. Representatives from Greenhill and Lazard were also present in person and via telephone. At the meeting, Monogram provided a management presentation, which covered scientific and operational aspects of the business, including updated oncology data, as well as Monogram’s historical and projected financial performance.

Following the February 6, 2009 meeting, LabCorp further considered a potential acquisition of Monogram, including its strategic fit with LabCorp and potential valuation ranges for Monogram.

On February 11, 2009, the board of directors of Monogram met to discuss the status of discussions with LabCorp, the status of discussions with other potential strategic partners and the potential restructuring of the outstanding convertible debt and the filing of a shelf registration statement to facilitate an equity financing, as an alternative to the sale of Monogram.

On February 18, 2009, representatives of Greenhill contacted representatives of Lazard to inform Lazard that LabCorp would be willing to increase its preliminary, non-binding indication of interest to acquire Monogram to a proposed price range of $4.50 to $5.00 per share, subject to continued due diligence. On February 20, 2009, a representative from Lazard contacted a representative from Greenhill to inform Greenhill that Monogram was disappointed in LabCorp’s revised $4.50 to $5.00 price range and still believed the proposed price undervalued Monogram.

On February 27, 2009, Mr. King and Mr. Young discussed in a phone call LabCorp’s revised preliminary indication of interest.

In early March 2009, representatives from LabCorp, Monogram and their financial advisors held several conference calls to review, explain and discuss their various financial models and assumptions.

On March 6, 2009, representatives of Monogram, representatives of Monogram’s outside counsel, Cooley Godward Kronish LLP (“Cooley”) and a representative of Lazard held a teleconference with representatives of Pfizer and its outside counsel to discuss the debt restructuring, including a possible conversion of a portion of the outstanding 3% Note into equity. Pfizer indicated that it would be willing to restructure the 3% Note only if Monogram also restructured the 0% Note and Monogram’s senior revolving credit facility at the same time. Pfizer also informed Monogram that Pfizer wanted a lower risk financial plan than the one represented in the “upside case” financial projections and that Pfizer’s willingness to enter into a debt restructuring was conditioned on Monogram submitting a financial plan that was acceptable to Pfizer.

On March 10, 2009, Monogram provided to Pfizer “base case” financial projections for 2009 to 2013, together with a proposal for restructuring the outstanding convertible debt.

On March 10, 2009, the board of directors of Monogram met via teleconference. Among the items discussed at the meeting was Monogram’s expected cash balance as of the end of the first quarter 2009. Monogram’s management also provided to the board of directors a summary of recent initial discussions with another public company, whose principal asset was cash in excess of $30 million (“Company A”), that Monogram might be able to acquire in a stock for stock exchange in order to obtain the public company’s cash. Management also updated the board of directors regarding its discussions with Pfizer regarding the potential debt restructuring, discussions with other lenders regarding potential replacements for Monogram’s senior revolving credit facility, and plans for engaging Highbridge in more active discussions on restructuring the 0% Note.

During the meeting, representatives of Lazard provided the board of directors with an overview of strategic parties already contacted and other strategic parties that might be interested in one or more of the various strategic alternatives. Representatives of Lazard then reviewed the communications and interactions to date between Monogram and LabCorp, and their respective financial advisors, including the most recent verbal indication of interest received from representatives of Greenhill and the subsequent discussions regarding Monogram’s valuation, including LabCorp’s expressed rationale for its most recent valuation of Monogram reflected in its indication of interest.

Representatives of Lazard next presented a financial analysis of Monogram based on a sum of the parts discounted-cash-flows analysis, as well as selected comparable precedent transactions and the valuations of selected comparable companies. Representatives of Lazard also presented a financial analysis of Monogram as a standalone public company assuming Monogram raised $15 million in a financing priced at-the-market with 30-50% warrant coverage, believed to be the warrant coverage required under current market conditions, and excluding the impact of a debt restructuring. Representatives of Lazard answered questions about the financial analyses and discussed whether such a financing was even possible, especially in the absence of a debt restructuring. Following the conclusion of its discussions, the Monogram board of directors instructed representatives of Lazard to seek from LabCorp a higher price, ranging from $6.00 to $6.50 per share in cash, which was within the range of the implied per share price in the various financial analyses presented during the meeting.

On March 11, 2009, representatives of Lazard and representatives of Greenhill met to discuss Monogram’s counter-offer to the last LabCorp offer.

On March 13, 2009, a conference call was held during which representatives of Monogram presented to representatives of Pfizer the “base case” financial projections along with a revised proposal for restructuring the 3% Note. Following the call, Pfizer conducted diligence on Monogram’s financial projections, and Pfizer and Monogram continued to discuss and ultimately reached a general understanding on the terms of a debt restructuring involving the exchange of 50% of the outstanding 3% Note for convertible preferred stock and exchange of 50% of the outstanding 3% Note for a non-convertible note due in May 2014, subject to an acceptable restructuring of the 0% Note with a first call date of December 2014 and to an acceptable extension of the maturity of the senior revolving credit facility.

On March 20, 2009, Mr. Young called Mr. King to discuss Monogram’s counter-offer and also whether LabCorp would be interested in considering strategic alternatives other than an acquisition of Monogram, including a purchase of the Virology business or possible investment or joint venture.

On March 25, 2009, Mr. King called Mr. Young to advise him that LabCorp was evaluating whether it would be able to increase its proposed range to $5.00 to $5.25 per share in cash, subject to confirmatory due diligence.

On March 25, 2009, the board of directors of Monogram met in person. At this meeting, representatives of Cooley reviewed with the board of directors their fiduciary duties in connection with the review and analysis of potential alternatives and transactions that may be available to Monogram. Among the other items discussed at the meeting were:

•	Monogram’s revenue outlook for 2009;

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recent reorganizations within Pfizer and its potential impact on sales of Pfizer’s Selzentry drug, and on Monogram’s revenue under its collaboration with Pfizer for the provision of Trofile outside of the U.S. and Monogram’s revenue for sales of Trofile in the U.S.;

•	Monogram’s anticipated financial results for the first fiscal quarter of 2009, compared to budget;

•	the impact to Monogram’s operating cash flow and cash position in certain downside scenarios, taking into account various cost, expense and headcount reductions that could be implemented; and

•

management’s estimate that Monogram could require up to $15 to $20 million of additional near term financing, exclusive of any debt repayment, to reach profitable operations and maintain adequate cash reserves.

Representatives of Lazard were also present at the meeting and updated the Monogram board of directors on the process of contacting potential strategic parties and the feedback received from parties who had declined to pursue discussions. Representatives of Lazard then reviewed the most recent communications between Monogram and LabCorp, including their respective financial advisors, including the most recent range verbally communicated by Mr. King to Mr. Young.

At this meeting, Monogram’s management provided the board of directors with an update regarding its discussions with Pfizer regarding the potential restructuring of the 3% Note, and the terms under which Pfizer had indicated that it might be willing to exchange a portion of the 3% Note for preferred stock and a portion for non-convertible debt provided that the first call date of the Highbridge debt was extended to at least December 2014.

Management also provided an update on discussions regarding potential replacements for Monogram’s senior revolving credit facility and plans for engaging with Highbridge regarding the restructuring of the 0% Note. Management also summarized the expected dilution to stockholders that would result from the implementation of the restructuring as proposed by Pfizer (and reflecting targeted terms for the 0% Note), representing estimated dilution to stockholders of in excess of 15%, based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring.

At this meeting, management also provided the board of directors with a summary of recent discussions held with a private equity and venture capital firms. Management indicated that none of the discussions had yet resulted in a term sheet or other indication of interest regarding a specific transaction, Management reported that one firm had declined to pursue an investment, one firm had demanded unacceptable terms and discussions were ongoing with one remaining firm.

Monogram’s management then discussed potential private placement transactions that might be available to Monogram, including the possibility that Monogram might be able to raise $15 million selling common stock priced at-the-market with 30-50% warrant coverage. Management also summarized the expected dilution to stockholders that would result from such a financing, if indeed such a financing were possible in the then current market conditions. Management also discussed timing issues for a private placement related to potential stockholder approval requirements under the NASDAQ Marketplace Rules and potential stockholder concerns about the dilutive impact of a potential financing.

Monogram’s management also updated the board of directors on its discussions to date regarding Monogram’s possible acquisition of Company A, including the difference of opinion between the companies regarding the value of certain long-term obligations of Company A. Management also discussed timing issues related to the need to obtain stockholder approval for such a transaction, the need to simultaneously restructure Monogram’s debt, and the deal risk involved due to the expected delay between the announcement of any transaction and the actual stockholder vote and closing. Management subsequently made a proposal to Company A regarding the long-term obligations that was rejected by Company A.

Considering the strategic alternatives available to Monogram, including remaining a standalone public company, taking into account the risks inherent in the operation of Monogram’s ongoing business following a highly dilutive debt restructuring and equity financing, compared to the certainty of a sale of the company for cash and the range of implied price per share in the various financial analyses prepared by Lazard, Monogram’s board of directors instructed Mr. Young to contact Mr. King to indicate that, if LabCorp were interested in pursuing a transaction at $5.25 per share, Monogram would work expeditiously towards the negotiation of a transaction. The board of directors also directed management to continue discussions with Pfizer and Highbridge about restructuring the outstanding convertible debt, and to pursue a senior credit facility to replace Monogram’s existing senior revolving credit facility.

On March 27, 2009, Mr. King and Mr. Young spoke by phone and verbally agreed to a per share price of $5.25 in cash, subject to additional due diligence and appropriate board approvals.

On April 2, 2009, the board of directors of Monogram met via teleconference. Management updated the board of directors on Mr. Young’s recent conversation with Mr. King, and expected next steps for diligence and drafting a definitive agreement. Management also provided an overview of recent meetings held with other potential strategic parties and additional discussions expected to take place in the ensuing week.

At this meeting, management also updated the board of directors regarding their discussions with Pfizer regarding the potential debt restructuring . Management also summarized recent discussions held with another venture firm about a possible financing. Management indicated that discussions had not yet resulted in a term sheet or other indication of interest regarding a specific transaction, and that the venture fund would need 4-6 weeks to complete a diligence process before making a proposal. Management also presented an analysis of Monogram continuing as a standalone public company in various downside scenarios, where the company implemented cost, expense and headcount reductions.

LabCorp continued its review of Monogram and on April 6, 2009 asked its legal advisors, Hogan & Hartson LLP and Parker Poe Adams & Bernstein LLP, to begin their due diligence review of Monogram’s background materials and publicly available documents.

On April 9, 2009, the board of directors of Monogram met via teleconference. Management updated the board of directors on the status of LabCorp’s diligence and expectations for receiving a draft definitive agreement. Management also provided an overview of recent meetings held with other potential strategic parties and additional feedback expected to be received in the ensuing week. At this meeting, management also updated the board of directors regarding management’s discussions with Pfizer about debt restructuring, including Monogram’s pushback regarding the level of dilution represented by Pfizer’s most recent proposal and negotiations underway to revise the proposed structure. Management also provided the board of directors with a summary of follow-up discussions held with a venture capital firm who had expressed initial interest in pursuing a potential equity investment in Monogram. Management then updated the board of directors on recent discussions with Company A about a possible acquisition and the impasse over valuing certain long-term obligations of Company A that impact the acquisition price.

Management then reviewed an analysis of Monogram remaining a standalone company in potential downside scenarios where the company implemented cost, expense and headcount reductions. Management presented the probable revenue, cash flow and cash position in each of these scenarios and the risks associated with each of these scenarios. Following a discussion, the board of directors agreed that Monogram should continue to pursue the LabCorp transaction and the debt refinancing transactions in parallel.

During the course of its due diligence, LabCorp and its advisors revised their internal analyses of the costs associated with the put right of Monogram’s outstanding 0% Note upon a change in control based on publicly available information. On April 9, 2009, LabCorp and its legal advisors suspended their due diligence review while LabCorp further reviewed its valuation of Monogram with Greenhill. On April 13, 2009, a representative of Greenhill communicated to a representative of Lazard that based on the revised analysis of Monogram’s enterprise value, LabCorp was reducing its offer price to $4.35 per share.

On April 15, 2009, Mr. King contacted Mr. Young to discuss the revised valuation of Monogram and to allow Mr. Young to better understand what led to the reduced price per share in LabCorp’s offer. Mr. Young explained why Monogram believed that the $5.25 per share still was appropriate.

On April 17, 2009, the board of directors of Monogram met via teleconference. At the meeting, Mr. Young reviewed the revised LabCorp offer price, along with the recent conversations between representatives of Greenhill and Lazard and his follow-up discussion with Mr. King. Management also provided the board of directors with an update regarding recent discussions with Pfizer about the potential debt restructuring, including revised proposed terms.

In late April and early May 2009, representatives of Greenhill and Lazard, in consultation with LabCorp and Monogram, discussed and exchanged proposals and counterproposals on possible arrangements for providing increased value contingent on the achievement of certain milestones.

On April 22, 2009, representatives of Greenhill communicated to a representative of Lazard the revised LabCorp offer of $4.35 per share in cash plus a non-transferable contingent value right of up to $0.90 per share payable upon the achievement by Monogram of milestones during the twelve months ended December 31, 2012, with $0.25 per share payable if Monogram’s HERmark revenue exceeds $50 million during that period and $0.65 per share if HERmark revenue exceeds $90 million during the same period. Mr. Young sent the LabCorp proposal to all of the members of the Monogram board of directors.

On April 23, 2009, Monogram retained Lazard in a separate engagement from its engagement in connection with a possible change of control transaction as its financial advisor to assist Monogram with the potential restructuring of the 0% Note.

On April 23, 2009, Mr. Young met with Mr. King at LabCorp’s office in Burlington, North Carolina to discuss the reduction in LabCorp’s offer, possible alternative transactions and possible contingent value structures. Mr. King indicated that LabCorp was interested in an acquisition of the entire company rather than a purchase of the Virology business or other alternative.

On April 24, 2009, representatives of Lazard met with representatives of Greenhill to discuss the most recent revised offer from LabCorp. During the meeting, Lazard presented a Monogram counter-proposal of $4.75 per share in cash plus a freely transferable contingent value right of up to $1.75 per share, with $0.75 payable upon the achievement of total oncology revenue in excess of $60 million during the twelve months ended December 31, 2012, and an additional $0.02 per share for every $1 million of total oncology revenue in excess of $60 million during that period up to $1.00 per share.

On April 27, 2009, the board of directors of Monogram met via teleconference. At the meeting, Monogram’s management updated the board of directors on the status of the negotiations of the debt restructuring, including the preliminary understanding with Pfizer regarding the proposed terms of the restructured debt and preferred stock to be issued in exchange for a portion of the existing debt. Management also informed the board of directors of the continuing valuation impasse with Company A that made it unlikely that a transaction could be achieved. Management and representatives of Lazard also updated the board of directors on the status of the negotiations with LabCorp on the price per share and the terms of possible contingent value rights structures. Representatives of Lazard presented an analysis regarding the present value of Monogram’s last counter-proposal to LabCorp, based on estimated probability that the various revenue targets would be achieved and the possible contingent value right structures that could be used to bridge the gap in the price negotiations. The board of directors authorized Lazard and management to continue the negotiations with LabCorp.

In April and May 2009, representatives of Lazard, Highbridge and Monogram discussed potential modifications to the 0% Note and reached a general understanding for an extension of the first call date and a reduction of the conversion price.

On May 1, 2009, at a meeting of the board of directors of Monogram, Mr. Young provided an update on the discussions with LabCorp. Mr. Young also reviewed management’s analysis of the merits of continuing to negotiate with LabCorp while pursuing in parallel the restructuring of the convertible debt. During the meeting, management updated the board of directors regarding recent discussions with Highbridge, which were perceived as a positive first step, and anticipated next steps in the negotiations with Highbridge. The board of directors instructed management to continue to pursue negotiations with LabCorp and the simultaneous discussions regarding the restructuring of the convertible debt.

Later in the day on May 1, 2009, representatives of Greenhill communicated to Lazard a revised offer from LabCorp of $4.35 per share in cash plus a non-transferable contingent value right of up to $1.40 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31, 2012, with $0.50 per share payable for oncology revenue in excess of $95 million and $0.02 for every $1 million in oncology revenue in excess of $95 million during this period.

On May 4, 2009, representatives of Lazard communicated to Greenhill a counter-proposal from Monogram of $4.35 per share in cash plus a freely transferable contingent value right of up to $1.80 per share, with $0.50 payable upon the achievement of total oncology revenue in excess of $75 million during the twelve months ended December 31, 2012, and an additional $0.02 per share for every $1 million of total oncology revenue in excess of $75 million during that period.

On May 7, 2009, the Monogram board of directors met via teleconference. At the meeting, members of Monogram’s management reviewed the proposals to restructure Monogram’s convertible debt, summarized recent discussions with Highbridge, and informed the board of directors of the approximately 16% of incremental dilution to stockholders that would result from the refinancing based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring. Mr. Young updated the board of directors on recent discussions with LabCorp. Representatives of Lazard reviewed materials distributed to the board of directors regarding the most recent contingent value rights-based offer received from LabCorp and Monogram’s subsequent counter-proposal. Representatives of Lazard then presented financial analyses of Monogram based on a discounted-sum of the parts cash-flows analysis, as well as selected comparable precedent transactions and selected comparable companies. Representatives of Lazard also presented a financial analysis of Monogram post-financing and debt restructuring assuming Monogram were able to raise $15 million in a financing priced at-the-market with 30-50% warrant coverage and restructured the debt as currently proposed. Management then reviewed in greater detail the various potential downside scenarios discussed at an earlier board of directors meeting, including the risks associated with these scenarios. Following a discussion of the strategic alternatives, Monogram’s board of directors directed management to continue discussions with LabCorp, and determine whether LabCorp would be willing to increase the upfront cash per share price in lieu of including a contingent value structure in the transaction.

On May 7, 2009, representatives of Lazard met with representatives of Greenhill to discuss the most recent offers and counter-proposals. During the meeting, Greenhill presented a revised-offer of $4.35 per share in cash plus a non-transferable contingent value right of up to $1.65 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31 2012, with $0. 50 per share payable for total oncology revenue in excess of $90 million, $0.02 per share for each $1 million of total oncology revenue in excess of $90 million but less than $125 million during the period, and $0.03 per share for each $1 million of total oncology revenue in excess of $ $125 million.

On May 11, 2009, Mr. Young and Mr. King discussed the recent offers and counter-proposals. Later that day, Mr. King called Mr. Young and presented two alternative price structures: first, $4.35 per share in cash plus a non-transferable contingent value right of up to $2.05 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31, 2012, with the first milestone for oncology revenue in excess of $70 million and oncology revenue of $140 million for the maximum payment, and second, $4.55 per share in cash with no contingent value right. On May 12, 2009, the board of directors of Monogram met via teleconference. At the meeting, Mr. Young and representatives of Lazard reviewed the most recent LabCorp offer. Representatives of Lazard presented an analysis regarding the present value of the contingent value right alternative, based on estimated probability that the various revenue targets would be achieved, assuming various liquidity discounts. Lazard also reviewed the oncology revenue milestones in the contingent value right against Monogram’s projected revenue in 2012 in Monogram’s “base case” projections and “upside case” projections. Monogram projected revenue of less than $60 million in its “base case” projections and the first milestone for any payment under the contingent value rights would require revenue at least in excess of $70 million. Monogram would have to achieve at least the first milestone in the contingent value right in order for the stockholders to receive the equivalent of the alternative offer price of $4.55 per share, which is $0.20 higher per share in upfront cash. LabCorp also was unwilling to make the contingent value rights transferable. Considering the risks associated with achieving the revenue milestones under the contingent value rights and the lack of liquidity of the proposed contingent value rights, following its discussion, the board of directors instructed management and Lazard to continue negotiations with LabCorp based on the all cash offer of $4.55 per share.

Later on May 12, 2009, Mr. Young and Mr. King spoke by phone and discussed the two alternative structures proposed by LabCorp, during which Mr. Young indicated that Monogram was interested in continuing negotiations based on the all-cash proposal of $4.55 per share.

On May 14, 2009, representatives from LabCorp, Monogram and their financial and legal advisors held an organizational conference call to discuss due diligence issues and the anticipated transaction process. LabCorp and its legal advisors resumed their due diligence review of Monogram, which lasted through the signing of the merger agreement.

On May 18, 2009, Monogram gave LabCorp and its representatives access to an electronic data room and on May 19, 2009, representatives of LabCorp met with representatives of Monogram at Monogram’s offices to continue the due diligence process. LabCorp continued to conduct due diligence during the period the parties negotiated the merger agreement.

On May 19, 2009, representatives of Greenhill provided Lazard with an initial draft of a merger agreement prepared by Hogan & Hartson.

On May 21, 2009, the board of directors of Monogram met via teleconference. At the meeting, management reviewed the status of the negotiations with LabCorp, and negotiations with Highbridge and Pfizer regarding the debt restructuring, including Highbridge’s proposed terms for the debt restructuring.

On May 27, 2009, Cooley delivered, on behalf of Monogram, preliminary written comments on the draft merger agreement to Hogan & Hartson.

On May 28, 2009, representatives of Hogan & Hartson and Cooley discussed Cooley’s requested modifications to the draft merger agreement, including changes to the offer conditions, the fiduciary duty exceptions relating to responses to unsolicited third party acquisitions proposals and changes to the board of directors recommendation, the grounds for payment of termination fees and the size of the termination fee. The following day, Hogan & Hartson circulated a revised draft of the merger agreement.

On June 1, 2009, the board of directors met to review the status of the LabCorp negotiations and the ongoing negotiations with Highbridge and Pfizer in connection with the debt restructuring Management also reviewed the status of discussions for replacement of the senior revolving credit facility. At the meeting, representatives of Cooley reviewed the significant issues in the latest draft of the merger agreement. The board of directors instructed Monogram and its representatives to seek changes to the offer conditions to increase the certainty that LabCorp would be required to consummate the transaction and to negotiate a more favorable termination fee that would be payable in certain circumstances. The board of directors also instructed Monogram’s management to continue the discussions regarding the restructuring of Monogram’s debt as an alternative to the sale of Monogram.

Between June 3, 2009 through June 18, 2009, representatives of LabCorp, Monogram, Hogan & Hartson and Cooley participated in multiple teleconferences to negotiate the proposed merger agreement and support agreements, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, the size of the termination fee and triggers for payment of the termination fee and the termination provisions. Representatives of Lazard and representatives of Greenhill also had separate discussions about the size of the termination fee, including data relating to termination fees in recent transactions as a percentage of both enterprise value and equity value.

On June 11, 2009, at a meeting of the board of directors of Monogram, Mr. Young updated the board of directors on the negotiations with LabCorp. A representative of Cooley reported on the negotiation of the merger agreement and identified key open issues in the negotiations, including the termination fee. Members of management also provided an update on negotiations relating to the proposed restructuring of the convertible debt. The board of directors instructed management and Cooley to continue negotiations with LabCorp on the potential acquisition and Pfizer and Highbridge on the debt restructuring.

On June 18, 2009, the board of directors of Monogram met in person. At this meeting, representatives of Cooley reviewed with the board of directors their fiduciary duties in connection with the review and analysis of potential strategic alternatives, including the transactions under consideration. Management presented the terms of the proposed debt restructuring with Highbridge and Pfizer, the status of the draft agreements exchanged with each of Pfizer and Highbridge, and managements’ belief that the restructuring of the 3% Note and the 0% Note could be consummated within two weeks of the meeting, subject to agreement on a term sheet and preparation of satisfactory documents for extending or replacing the senior revolving credit facility. Management noted that as a result of the reduction in the Company’s stock price, the incremental dilution from the restructuring of the convertible debt (based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring) would be in excess of 20% and potentially higher if the Company’s stock price continued to be weak. Management also presented the proposals for replacing the senior revolving credit facility. The board of directors discussed the expected dilution of approximately 50% to Monogram’s current fully diluted shares outstanding, using treasury method, if Monogram were to restructure the debt as proposed and obtain $15 million in additional equity financing in an at the market offering based upon the current trading price of Monogram common stock. As part of that discussion, the board of directors also discussed the risks and uncertainties of Monogram remaining a standalone public company following the dilutive refinancing. Representatives of Cooley next reviewed in detail the key terms of the draft merger agreement with LabCorp, director support agreements and officer support agreements and answered questions. Representatives of Cooley also reviewed the timeline for announcement of the proposed transaction with LabCorp and tender offer process and the clearance process under the Hart-Scott-Rodino Antitrust Improvements Act. Representatives of Lazard then presented the financial analyses conducted by Lazard in order to render a fairness opinion at the subsequent meeting. Finally, management presented to the board of directors the draft of the employee presentation to be given to Monogram employees on the day of the announcement of the transaction with LabCorp. Following these presentations and a discussion of the strategic alternatives, the board of directors agreed that Monogram should proceed with finalizing the proposed transaction with LabCorp.

On June 18, 2009, the compensation committee of Monogram’s board of directors approved and ratified each of Monogram’s current director, officer and employee compensation arrangements as an “employee compensation severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act for the purposes of qualifying such arrangements under the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act.

From June 18, 2009 through June 22, 2009, representatives of Hogan & Hartson and Cooley, in consultations with representatives of LabCorp and Monogram, discussed the schedules to the merger agreement and finalized the merger agreement.

On June 22, 2009, the board of directors of LabCorp approved making the offer at the offer price, the merger and related transactions.

On June 22, 2009, the board of directors of Monogram held a telephonic meeting with representatives of Cooley and Lazard participating, to discuss the proposed merger agreement and consider whether to recommend that Monogram’s stockholders tender their shares in the offer and adopt the merger agreement. Mr. Young updated the board of directors on developments since the last board of directors meeting. Representatives of Lazard gave a detailed presentation of the financial analyses conducted by it and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the $4.55 per share consideration to be received in the offer and merger by the holders of the Shares is fair, from a financial point of view, to such stockholders. After discussions, the board of directors unanimously:

•	determined that the merger agreement, the merger, the offer and the transactions contemplated thereby are fair to and in the best interest of Monogram and its stockholders;

•	approved and declared advisable the merger, the merger agreement and the transactions contemplated thereby, including the offer, the merger and the Top-Up Option; and

•	recommended that Monogram’s stockholders accept the Offer, tender their shares to the Purchaser pursuant to the offer, and, if required by applicable laws, adopt the merger agreement.

On June 22, 2009, late in the day after the markets closed, the merger agreement, the support agreements with each of the directors, and the support agreements with each of the officers of Monogram were signed.

On June 23, 2009, prior to the opening of the public markets, LabCorp and Monogram issued a joint press release announcing the transaction.

12.	Purpose of the Offer; Plans for Monogram

Purpose of the Offer. The purpose of the offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Monogram. The offer is being made according to the merger agreement and is intended to increase the likelihood that the merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Monogram. The purpose of the merger is to acquire all outstanding Shares not purchased in the offer. The transaction structure includes the merger to ensure the acquisition of all outstanding Shares.

If the merger is completed, LabCorp will own 100% of the equity interests in Monogram and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Monogram and entitlement to any increase in its value. Similarly, LabCorp would also bear the risk of any losses incurred in the operation of Monogram and any decrease in the value of Monogram.

Monogram stockholders who sell their Shares in the offer will cease to have any equity interest in Monogram and to participate in any future growth in Monogram. If the merger is completed, the stockholders of Monogram at the time of the merger will no longer have an equity interest in Monogram and instead will have only the right to receive cash consideration according to the merger agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Monogram will not bear the risk of any decrease in the value of Monogram after selling their Shares in the offer or the merger.

Plans for Monogram. Except as disclosed in this offer to purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Monogram, the disposition of securities of Monogram, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Monogram, or the sale or transfer of a material amount of assets of Monogram. After the purchase of the Shares in the offer, we will be entitled to appoint our representatives to the board of directors of Monogram in proportion to our ownership of the outstanding Shares, as described below under the caption “Monogram’s Board of Directors Following Acceptance of Tendered Shares” in Section 13—“The Merger Agreement; Other Agreements.”

After completion of the offer and the merger, Monogram will be a direct wholly-owned subsidiary of LabCorp, and is expected to contribute to LabCorp’s efforts to advance its vision for personalized medicine. In determining how to best realize that expectation, after completion of the offer and the merger, we anticipate that the reconstituted Monogram board of directors will work with Monogram’s management to evaluate and review Monogram and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Monogram into LabCorp’s business. As a result of this review and integration, it is likely that some changes to Monogram’s business would be implemented. The extent of any changes is unknown and could involve consolidating and streamlining certain operations and potentially reorganizing or disposing of other businesses and operations. Changes to Monogram’s executive officers may also be implemented. In particular, it is expected that Alfred G. Merriweather, Monogram’s Senior Vice President, Finance and Chief Financial Officer and William J. Welch, Monogram’s Senior Vice President and Chief Commercial Officer will depart from Monogram shortly after the closing of the merger and that William D. Young, Monogram’s Chief Executive Officer, Kathy L. Hibbs, Monogram’s Senior Vice President and General Counsel, and Patricia Wray, Monogram’s Vice President, Human Resources will only remain with Monogram for a short transition period, as contemplated by the Retention Agreements entered into with Mr. Young, Ms. Hibbs and Ms. Wray as described under the caption “Retention Agreements” in Section 13—“The Merger Agreement; Other Agreements.” The Purchaser and, after completion of the offer and the merger, the reconstituted Monogram board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the offer. If we do not acquire sufficient Shares in the offer, including any subsequent offering period, to complete the merger under the “short-form” provisions of the DGCL, we expect to acquire additional Shares by exercising the top-up option, subject to the limitations set forth in the merger agreement.

13.	The Merger Agreement; Other Agreements

THE MERGER AGREEMENT

The following summary of certain provisions of the merger agreement is qualified in its entirety by reference to the merger agreement itself, which is incorporated in this offer to purchase by reference. We have filed a copy of the merger agreement as an exhibit to the Schedule TO. The merger agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning LabCorp and the Purchaser.” Stockholders and other interested parties should read the merger agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the merger agreement.

The Offer and the Merger

The Offer. The merger agreement provides that the Purchaser will commence the offer to purchase for cash all Shares at the offer price within seven business days after the date of the merger agreement. It also provides that, subject to the prior satisfaction or waiver of the offer conditions that are described in Section 14—“Conditions of the Offer,” promptly after the latest of (i) the earliest date that the Purchaser can legally accept payment for Shares tendered into the offer, (ii) the earliest date that each of the offer conditions have been satisfied or waived and (iii) the expiration date of the offer, the Purchaser will accept for payment and pay the offer price for each Share validly tendered and not properly withdrawn pursuant to the offer. The offer is required to be made by means of this offer to purchase.

LabCorp and the Purchaser expressly reserve the right to increase the offer price, waive any offer condition and make any other changes in the terms and conditions of the offer, except that without Monogram’s prior written consent the Purchaser is not permitted to:

•	decrease the offer price;

•	change the form of consideration payable in the offer;

•	decrease the maximum number of Shares sought to be purchased in the offer;

•	impose conditions or requirements to the offer in addition to the conditions and requirements described in Section 14—“Conditions of the Offer;”

•	amend or modify any of the offer conditions described in Section 14—“Conditions of the Offer” in a manner that adversely affects, or reasonably could adversely affect, the holders of Shares;

•	change or waive the Minimum Condition, or

•	extend or otherwise change the Expiration Date of the offer in a manner other than as required or permitted by the merger agreement.

Unless extended pursuant to the merger agreement, the offer will expire at midnight (New York City time) 20 business days following commencement of the offer (the “Initial Expiration Date”) or, if extended in accordance with the merger agreement, the date the offer is extended (the “Expiration Date”).

The merger agreement provides for the extension of the offer by the Purchaser in the following circumstances:

•

if, on or prior to any scheduled Expiration Date, any of the offer conditions have not been satisfied or waived by LabCorp or the Purchaser (if permitted by the merger agreement), then the Purchaser may, or must at Monogram’s request, extend the offer for one or more successive periods of 10 business days each (or such other number of business days as may be jointly determined by the Purchaser and Monogram) in order to permit the satisfaction of such conditions (subject to the right of the Purchaser to waive any condition other than the Minimum Condition under the merger agreement). However, the Purchaser is not required to extend the offer beyond the earlier of the date that the merger agreement terminates in accordance with its terms and the date that is 90 days after commencement of the Offer (the “Initial Outside Date”) or the date that is 120 days after commencement of the offer if the HSR Condition or the Banking Moratorium Condition has not been satisfied or waived by LabCorp or the Purchaser (if permitted by the merger agreement) by the Initial Outside Date (the “Extended Outside Date”); and

•	the Purchaser must extend the offer for any period required by applicable laws, rules or regulations of the SEC or NASDAQ.

If fewer than 90% of the outstanding Shares are accepted for payment pursuant to the offer or are acquired through the offer and exercise of the top-up option so as to permit the Purchaser to complete the Short-Form Merger, then the Purchaser may provide for one subsequent offering period (and one or more extensions thereof) and, if more than 80% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant the offer following the Expiration Date, the Purchaser, at the request of Monogram, must provide a subsequent offering period of at least 10 business days. The Purchaser is not required to provide a subsequent offering period if the Purchaser has exercised the top-up option under the merger agreement or LabCorp, the Purchaser and their respective subsidiaries own more than 90% of the outstanding Shares. See the below section titled “—Top-Up Option.”

The Purchaser has agreed that it will not terminate the offer prior to any scheduled Expiration Date without the written consent of Monogram except if the merger agreement is terminated pursuant to its terms. If the merger agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within 24 hours, irrevocably and unconditionally terminate the offer and not acquire any Shares pursuant to the offer.

The merger agreement also requires LabCorp and Purchaser to prepare and file certain tender offer documents with the SEC, including a Tender Offer Statement on Schedule TO, this offer to purchase, a form letter of transmittal and related documents, and to provide Monogram and its counsel with a reasonable opportunity to review and comment on such documents before they are filed with the SEC or disseminated to stockholders. Monogram is required to file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes Monogram’s board recommendation with respect to the offer and must provide LabCorp and its counsel with a reasonable opportunity to review and comment on the document before it is filed with the SEC or disseminated to stockholders.

The merger agreement also provides that the offer price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date of the merger agreement and prior to the Purchaser’s acceptance for payment of, and payment for, Shares pursuant to the offer. LabCorp also must cause to be provided to the Purchaser all the funds necessary to purchase any Shares and cause the Purchaser to perform all its obligations under the merger agreement on a timely basis.

Monogram’s Board of Directors following Acceptance of Tendered Shares. Under the merger agreement, promptly after the Purchaser accepts for payment and pays for any Shares validly tendered in the offer and not properly withdrawn pursuant to the offer (the “Acceptance Time”), the Purchaser is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Monogram that is equal to the total number of directors on Monogram’s board of directors multiplied by the percentage that the Shares beneficially owned by LabCorp, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding. At the Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the offer, Monogram will promptly take such actions to enable the Purchaser’s designees to be elected or designated to Monogram’s board of directors, including filling vacancies or newly created directorships on Monogram’s board of directors, increasing the size of Monogram’s board of directors, including by amending Monogram’s bylaws, if necessary, so as to increase the size of the board of directors, and/or securing the resignations of the applicable number of its incumbent directors. After the Purchaser accepts for payment and pays for any Shares validly tendered in the offer, Monogram has agreed to cause the Purchaser’s designees to constitute the same percentage of each committee of Monogram’s board of directors as on Monogram’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

After completion of the offer and the election of the Purchaser’s designees to Monogram’s board of directors, Monogram shall cause three directors who are currently members of Monogram’s board of directors and who are not officers, directors or employees of LabCorp, the Purchaser or any of their affiliates to remain as directors at least until completion of the merger. We refer to these remaining directors as the “Continuing Directors.” The merger agreement provides that:

•

each Continuing Director will be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Audit Committee of Monogram’s board of directors under the Exchange Act and NASDAQ Marketplace Rules; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto.

If any Continuing Director is unable to serve due to death, disability or resignation, Monogram will take necessary action so that the remaining Continuing Director is or Continuing Directors are entitled to elect or designate another person or persons to fill the vacancy or vacancies, each of whom will be deemed to be a Continuing Director. If no Continuing Directors remain, the other directors will designate three persons who are not officers, directors or employees of LabCorp, the Purchaser or their affiliates to fill the vacancies, each of whom will be deemed to be a Continuing Director. Between the completion of the offer and completion of the merger, if the Purchaser’s designees constitute a majority of Monogram’s board of directors, the approval of a majority of the Continuing Directors (in addition to the approval rights of the Monogram board of directors or its stockholders as may be required) is required for Monogram to:

•	amend or terminate the merger agreement;

•

exercise or waive any of Monogram’s rights, benefits or remedies under the merger agreement, if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than LabCorp and the Purchaser);

•	amend Monogram’s certificate of incorporation or bylaws, if such action would adversely affect the holders of Shares (other than LabCorp and the Purchaser); or

•

take any other action of the Monogram board of directors under or in connection with the merger agreement if the action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than LabCorp or the Purchaser).

The Merger. The merger agreement provides that, following completion of the offer and subject to the terms and conditions of the merger agreement, and in accordance with the DGCL, at the Effective Time:

•	the Purchaser will be merged with and into Monogram and, as a result of the merger, the separate corporate existence of the Purchaser will cease;

•	Monogram will be the surviving corporation in the merger (which we refer to as the “Surviving Corporation”) and will continue to be governed by the DGCL; and

•	the separate corporate existence of Monogram, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the merger.

The Purchaser and the Surviving Corporation will take all necessary actions such that, after the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended to be in the form attached to the merger agreement, and the bylaws of the Surviving Corporation will be amended in the form of Purchaser’s bylaws as of immediately prior to the Effective Time.

The Closing. Unless the parties agree otherwise in writing, the closing of the merger will occur at 10:00 a.m. (New York City time) on a date to be specified by the parties (the “Closing Date”) that is no later than the second business day after satisfaction or waiver of all of the closing conditions at the offices of Hogan & Hartson LLP in Baltimore, Maryland, unless the parties agree to another date, time and place in writing.

Effective Time of the Merger. As soon as practicable on the Closing Date, the parties will file with the Secretary of State of the State of Delaware a certificate of merger in accordance with the applicable provisions of the DGCL. The merger will become effective upon the filing of the certificate of merger at a time and date agreed to by the parties and specified in the certificate of merger.

Directors and Officers of the Surviving Corporation. The directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation after the Effective Time.

Stockholders’ Meeting. If approval of the Monogram stockholders is required under the DGCL to consummate the merger, Monogram will prepare and file with the SEC a proxy statement with respect to the special meeting as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the offer and after any subsequent offering period. The merger agreement provides for the inclusion in the proxy statement of the recommendation of Monogram’s board of directors that stockholders of Monogram vote in favor of the adoption of the merger agreement. Monogram also will respond promptly to any SEC comments on the proxy statement and provide LabCorp, the Purchaser and their counsel a reasonable opportunity to review and suggest changes to any written responses before they are submitted to the SEC.

Monogram, acting through its board of directors, has agreed to:

•

as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the offer and the expiration of any subsequent offering period, duly set a record date for, call and give notice of a special meeting of its stockholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the merger agreement, and convene and hold the special meeting; and

•	cause a definitive proxy statement for the special meeting to be mailed to Monogram’s stockholders.

At the special meeting or any postponement or adjournment thereof, LabCorp will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or their subsidiaries in favor of adoption of the merger agreement.

Short Form Merger: Merger Without a Stockholders’ Meeting. If LabCorp, the Purchaser and any their subsidiaries own of record, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of Monogram entitled to vote on the merger after the Purchaser accepts for payment and pays for all Shares validly tendered in the offer and after any subsequent offering period, which we refer to as the “short form threshold,” LabCorp will cause the merger to become effective as promptly as practicable without a meeting of Monogram’s stockholders pursuant to section 253 of the DGCL.

Top-Up Option. Pursuant to the merger agreement, Monogram granted to the Purchaser an irrevocable option, referred to as the “top-up option,” to purchase, at a price per share equal to the offer price, that number of Shares that is equal to the lowest number of Shares that, when added to the number of Shares owned by LabCorp, Purchaser and their respective subsidiaries at the time of exercise, constitutes 1,000 Shares more than 90% of the Shares then outstanding (after giving effect to the issuance of shares pursuant to the top-up option). The exercise price for the top-up option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by the Purchaser for the benefit of Monogram and due and payable within 30 days. The top-up option is not exercisable unless immediately after such exercise and the issuance of Shares pursuant to the top-up option, the short form threshold would be reached and LabCorp, the Purchaser and their respective subsidiaries would hold, in the aggregate, at least 90% of the Shares then outstanding. The top-up option is not exercisable for a number of Shares in excess of Monogram’s total authorized and unissued Shares (including shares that are otherwise subscribed to or committed to be issued). The obligation of Monogram to issue shares will be subject to compliance with all applicable regulatory and stock exchange requirements. Unless an applicable law or other legal impediment prohibits the exercise of the top-up option or the issuance of Shares pursuant thereto, the Purchaser may exercise the top-up option, in whole but not in part, at any one time after the Purchaser accepts for payment and pays for Shares validly tendered in the offer. The Purchaser may not exercise the top-up option after the Effective Time or after the termination of the merger agreement pursuant to its terms.

Effect of the Merger on Monogram’s Capitalization

Conversion of Capital Stock and Cancellation of Shares. At the Effective Time, by virtue of the merger:

•

each outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock, par value of $0.001 per share, of the Surviving Corporation;

•

all Shares owned by Monogram or by LabCorp, the Purchaser or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

•

each outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and other than Shares held by a holder who properly perfects their appraisal rights with respect to the Shares) will be converted into the right to receive the offer price in cash, without interest.

After the Effective Time, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares, other than Shares held by a holder who perfects their appraisal rights with respect to the Shares, will cease to have any rights with respect thereto, except the right to receive the offer price in cash, without interest, upon the surrender of such certificate. The price to be paid for each Share in the merger will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock or cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or similar change with respect to the Shares that occurs prior to the Effective Time. Promptly after the Effective Time, LabCorp or the Purchaser will deposit with the paying agent for the merger the aggregate consideration to be paid to holders of Shares in the merger.

Treatment of Monogram Stock Options. Prior to the Acceptance Time, Monogram is required to take all actions necessary to provide that each option (other than warrants) to purchase Monogram common stock outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall (i) be fully vested and exercisable and (ii) be cancelled and of no further force or effect as of the Effective Time (other than for the right to receive the cash payment, if any, contemplated by the next sentence). Each holder of an outstanding, unexercised option that has an adjusted exercise price that is less than the merger consideration immediately prior to the Effective Time is entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of the option, an amount in cash (the “Net Option Consideration”) equal to the excess, if any, of (x) the merger consideration over (y) the adjusted exercise price of the option (including if the adjusted exercise price is less than zero), multiplied by the number of shares of Common Stock subject to the option immediately prior to the Effective Time. The term “adjusted exercise price” means the per share exercise price of the option minus the amount payable for each share covered by the option pursuant to a Contingent Value Rights Agreement, dated December 10, 2004, between Monogram (formerly known as ViroLogic, Inc.) and U.S. Bank National Association, as trustee. Any unexercised option with an adjusted exercise price equal to or greater than the merger consideration will be canceled without payment. In addition, Monogram and its board of directors is prohibited from taking any action to cause LabCorp, the Purchaser or the Surviving Corporation to assume any of Monogram’s stock plans or any option, (ii) to substitute any similar plan, option or restricted share for any of Monogram’s stock plans or any option or (iii) to cause any of Monogram’s stock plans or any option to continue in full force and effect following the Effective Time. Prior to or promptly following the Effective Time, Monogram or the Surviving Corporation must mail each option holder a letter describing the treatment of and payment for such option pursuant to the merger agreement and provide instructions for obtaining payment.

Treatment of Monogram Warrants. At the Effective Time, any warrant outstanding immediately prior to the Effective Time will be converted into the right to receive, upon exercise of such warrant and payment of the exercise price in respect thereof, a cash amount equal to the warrant consideration, for each share of Common Stock subject to the warrant and for which such warrant has been exercised. The “warrant consideration” means, with respect to any share of Common Stock issuable under a particular warrant, an amount equal to the merger consideration.

Termination of Employee Stock Purchase Plan. Prior to the time that the Purchaser accepts for payment and pays for the Shares validly tendered in the offer, Monogram will take any and all actions necessary to terminate its 2000 Employee Stock Purchase Plan, effective on the date immediately prior to closing of the merger. Prior to the date of the merger agreement, Monogram took action to suspend such plan. As of the date of the merger agreement, the date the plan is terminated and the closing date of the merger, no rights are or will be outstanding under the plan providing any plan participant with the right to purchase any share of Common Stock, and Monogram has not taken any action and is not under any obligation to provide for the future grant of any such rights.

Representations and Warranties

The merger agreement contains representations and warranties made by Monogram to LabCorp and the Purchaser and representations and warranties made by LabCorp and the Purchaser to Monogram. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

In the merger agreement, Monogram has made customary representations and warranties to LabCorp and the Purchaser with respect to, among other things:

•	the organization, valid existence, good standing, qualification to do business and corporate power and authority of Monogram and its subsidiaries;

•	its capitalization;

•	the validity of the merger agreement, including approval by Monogram’s board of directors;

•	the corporate authority of Monogram to execute the merger agreement as a legal, valid, binding and enforceable obligation;

•	the absence of approvals, filings, consents to complete the offer or the merger and no violations of laws, governance documents or agreements;

•	the proper filing and accuracy of SEC documents;

•	the conformity of financial statements with GAAP;

•	the establishment and maintenance of disclosure controls;

•

the disclosure to Monogram’s auditors and audit committee of any significant deficiencies or material weakness in the design or operation of internal controls over financial reporting and of any fraud or allegation of fraud involving management or other employees who have a significant role in Monogram’s internal controls over financial reporting, and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business and absence of certain changes or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect;

•	the absence of material legal proceedings;

•

compliance with laws, permits and regulations, including laws regarding participation under Medicare, Medicaid and other federal health care programs, participation in private health insurance programs and laws regarding the labeling, promotion and sale of Monogram’s products;

•	the information contained in this offer to purchase and the Solicitation/Recommendation Statement filed on Schedule 14D-9;

•	various tax matters and compliance with tax laws;

•	various employee benefits matters and approval of certain compensatory arrangements by the compensation committee of Monogram’s board of directors;

•	various environmental matters and compliance with environmental laws;

•	the existence, validity, enforceability, absence of breach and certain terms involving material contracts;

•	title to material tangible properties and assets and regarding certain real property matters;

•	the ownership and validity of intellectual property rights;

•	insurance coverage;

•	privacy and data protection;

•	information on the largest customers of Monogram;

•	the opinion of Monogram’s financial advisor, Lazard Freres & Co., LLC, that the offer price is fair, from a financial point of view, to Monogram’s stockholders;

•	Monogram’s obligations to pay broker, finder or financial advisor fees and expenses in connection with the offer and the merger;

•	the inapplicability of state takeover statutes to the offer or the merger and the absence of any rights plan; and

•	transactions with related parties.

Some of the representations and warranties in the merger agreement made by Monogram are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the merger agreement, a “Company Material Adverse Effect” means any event, circumstance, change, occurrence or effect (each a “Change”), whether or not such Change would be inconsistent with the representations and warranties of Monogram under the merger agreement, that (i) is materially adverse to, or has a material adverse effect on, the business, properties, financial condition or results of operations of Monogram and its subsidiaries taken as a whole, whether such effect is short-term or long-term or (ii) prevents or materially adversely affects Monogram’s ability to perform its obligations under the merger agreement in a timely manner or to consummate the transactions contemplated by the merger agreement. The definition of “Company Material Adverse Effect” excludes any Change arising out of, resulting from or attributable to:

•	acts of war or major armed hostilities, sabotage or terrorism or any escalation or worsening thereof;

•	compliance with the terms of, or the taking of any action required by, the merger agreement or consented to by LabCorp;

•

any Change that directly results from the public announcement or pendency of the transactions, including any litigation, cancellations of or delays in customer orders, termination or failure to renew agreements, any reduction in sales, any disruption in (or loss of) supplier, distributor, partner or similar relationships or any loss of employees that directly results from the public announcement or pendency of the transactions;

•	changes in GAAP and any changes in laws;

•

any change in the market price or trading volume of Monogram’s common stock (it being understood that the circumstances giving rise to or contributing to such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent such circumstances are not otherwise excluded);

•	fluctuations in the value of any currency;

•

failure of Monogram to meet analysts’ expectations or projections (it being understood that the circumstances giving rise to or contributing to such failure may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect to the extent such circumstances are not otherwise excluded);

•	failure of Monogram to maintain the listing of its Common Stock on Nasdaq; or

•

any Change to the extent directly resulting from an unreasonable delay by LabCorp in responding to Monogram’s request for approval to take any action covered by the covenant in the merger agreement related to the conduct of Monogram’s business.

In the merger agreement, LabCorp and the Purchaser have made customary representations and warranties to Monogram with respect to, among other things:

•	corporate matters, such as their organization, valid existence and good standing;

•	their corporate power and authority to execute and perform the merger agreement and the validity of the merger agreement;

•	the absence of approvals, filings, consents to complete the offer or the merger and no violations of laws, governance documents or agreements;

•	the information contained in this offer to purchase and Monogram’s Solicitation/Recommendation Statement filed on Schedule 14D-9;

•	ownership by LabCorp of the outstanding capital stock of the Purchaser and the conduct of the Purchaser’s operations;

•	broker’s or financial advisor fees;

•	sufficiency of funds;

•	litigation; and

•

absence of reliance on any representation or warranty, express or implied, made by Monogram or anyone acting on Monogram’s behalf regarding Monogram or its business, other than the representations and warranties expressly set forth in the merger agreement.

Additional Covenants and Agreements

Conduct of Monogram’s Business Prior to the Merger. Except as expressly permitted by the merger agreement or as required by applicable law, until the earlier of the termination of the merger agreement or the Effective Time, Monogram will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice;

•	use commercially reasonable efforts to maintain and preserve intact in all material respects its business organization and the goodwill of its business relationships; and

•

use commercially reasonable efforts to retain the services of its present officers and key employees, provided, however that Monogram shall be under no obligation to put in place any new retention programs.

Except as expressly permitted by the merger agreement or required by applicable law, until the Effective Time, the merger agreement expressly restricts the ability of Monogram or its subsidiaries to, without LabCorp’s prior written consent:

•

issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock or any securities or rights convertible into, exchangeable or exercisable for any shares of its capital stock, or grant rights, warrants, options, calls, commitments or any other agreements of any kind to acquire shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, provided that Monogram may issue shares of its common stock upon the exercise of options granted under certain stock plans that are outstanding as of the date of the merger agreement;

•

redeem, purchase or otherwise acquire any shares of its capital stock or any other equity interests or any rights, warrants, options, calls commitments or any other agreements of any kind to acquire shares of its capital stock, voting securities or equity interests;

•

declare, set aside or pay any dividend or other distribution on Monogram’s capital stock or otherwise make any payments to its stockholders (other than dividends by a direct or indirect wholly-owned subsidiary of Monogram to its parent);

•	split, combine, subdivide or reclassify any shares of Monogram’s capital stock;

•

amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of Monogram’s stock plans, any stock option agreement, any restricted stock purchase agreement or any similar or related contract;

•

incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Monogram or any of its subsidiaries;

•

sell, transfer, lease, license, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of subsidiaries and any of Monogram’s intellectual property) to any person, except (i) pursuant to contracts in force on the date of the merger agreement and listed on the appropriate disclosure schedule, (ii) dispositions of obsolete or worthless assets, (iii) sales, transfers, leases, licenses, mortgages, encumbrances or disposal of properties or assets (excluding securities of subsidiaries) in the ordinary course of business consistent with Monogram’s past practices and that are not material in amount or significance, or (iv) the license of Monogram’s intellectual property on a non-exclusive basis in the ordinary course of business consistent with past practice;

•

(i) fail to take all reasonable steps to maintain the confidentiality of and to otherwise protect and enforce Monogram’s and its subsidiaries’ rights in all material proprietary information or any material Monogram product or (ii) abandon or allow to lapse any material registered intellectual property;

•	make any capital expenditures which (i) involve the purchase of real property or (ii) are not reflected in Monogram’s 2009 capital budget;

•

acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, any person or division, business or equity interest of any person or (ii) any assets except in the ordinary course of business consistent with past practice;

•	make any material investment in, or loan or advance to, any person other than a direct or indirect wholly-owned subsidiary of Monogram;

•

(i) terminate or amend any material contract, (ii) enter into or extend the term or scope of any contract that restricts engagement in any line of business or in any geographic area or that purports to provide any person with the exclusive right to market or sell any Monogram product in any one or more line of business, or (iii) amend or modify Monogram’s engagement letter with Lazard;

•

(i) pay any bonus or make any profit-sharing or similar payment to or increase the compensation of any of its directors, officers or employees or (ii) enter into, establish or amend any employment, consulting, retention, change in control, collective bargaining, bonus, incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with any stockholder, director, officer, other employee, consultant or affiliate, other than (x) as required pursuant to applicable law or the terms of certain agreements, (y) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice or (z) replacement of employees (other than officers) who terminate their employment with Monogram, which replacement is made in the ordinary course of business consistent with past practice, and hiring and replacement of temporary employees in the ordinary course of business consistent with past practice; provided that any such actions are approved by Monogram’s compensation committee to the extent required by the merger agreement in connection with Rule 14d-10(d) of the Exchange Act;

•

make, revoke or change any material election concerning Monogram’s taxes or tax returns, enter into any closing agreement with respect to taxes, settle or compromise any material tax claim or assessment or surrender any right to claim a refund of taxes or obtain any tax ruling, or waive or extend the statute of limitations in respect of any material tax (other than pursuant to extensions of time to file tax returns in the ordinary course of business);

•	make any changes in financial or tax accounting methods, principles or practices, except as may be required by a change in GAAP or applicable law;

•	amend the governing documents of Monogram or its subsidiaries;

•	adopt any new stockholder rights plans or withdraw or modify the approval by Monogram’s compensation committee of certain compensation arrangements;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than transactions exclusively between wholly-owned subsidiaries of Monogram;

•

pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than those reflected or reserved against in Monogram’s most recent consolidated financial statements included in its SEC filings or incurred since the date of the financial statements in the ordinary course of business consistent with past practice;

•

issue any broadly distributed communication to employees or customers without the prior approval of LabCorp, except for communications in the ordinary course of business that do not relate to the transactions contemplated by the merger agreement;

•	cancel or materially impair Monogram’s status as a participating provider in good standing under the Medicare and Medicaid programs;

•	settle or compromise any litigation, proceeding or investigation material to Monogram and its subsidiaries taken as a whole; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding any of the foregoing, LabCorp, directly or indirectly, will have no rights to control or direct the operations of Monogram prior to the Closing Date. Prior to the Closing Date, Monogram shall exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision of the operation of its business and its subsidiaries’ businesses in the ordinary course of business.

No Solicitation

From the date of merger agreement until the Effective Time or, if earlier, the valid termination of the merger agreement in accordance with its terms, Monogram has agreed to immediately cease and cause to be terminated and will not authorize or permit its or its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives, whom we refer to collectively as “representatives,” to continue to engage in or conduct any existing discussions or negotiations with any person with respect to a Takeover Proposal (as defined below). Additionally, Monogram has agreed to use commercially reasonable efforts to obtain, promptly after the public announcement of the entrance by LabCorp, the Purchaser and Monogram into the merger agreement, the return or destruction of all copies of confidential information previously provided to such persons. Monogram, its subsidiaries and representatives, may not, directly or indirectly:

•

solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information, except as required by applicable law), any inquiries, proposals or offers with respect to, or that constitute, or that would reasonably be expected to lead to, any Takeover Proposal;

•	participate or engage in any discussions or negotiations with any third party regarding any Takeover Proposal;

•

enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than for certain confidentiality agreements), each referred to as a “Company Acquisition Agreement”; or

•

release or permit the release of any person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which Monogram or any of its subsidiaries is a party or has any rights.

Notwithstanding the restrictions described above, after the date of the merger agreement and prior to the Acceptance Time, if:

•	Monogram’s board of directors receives an unsolicited bona fide written Takeover Proposal under circumstances not involving a breach of Monogram’s obligations under the merger agreement; and

•

Monogram’s board of directors (i) determines in good faith after consulting with its outside legal counsel and financial advisor that the Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), and (ii) determines in good faith, after consulting with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of Monogram’s board to Monogram’s stockholders under applicable law;

then Monogram and/or its subsidiaries and representatives may, at any time prior to the Acceptance Time and after providing LabCorp not less than two business days prior written notice of its intentions to take such actions:

•

furnish non-public information to the person making the Takeover Proposal, pursuant to a customary confidentiality agreement that is no less restrictive than the confidentiality agreement between Monogram and LabCorp, provided that:

•	the confidentiality agreement includes no exclusive right to negotiate with Monogram, and

•

Monogram advises LabCorp of all non-public information delivered to the person making the Takeover Proposal and concurrently delivers or makes available to LabCorp or its legal counsel any non-public information not previously provided or made available to LabCorp or its legal counsel; and

•	participate in discussions and negotiations with the person regarding the Takeover Proposal (including seeking revised Takeover Proposals from the person as part of such discussions and negotiations).

In addition, Monogram must promptly advise LabCorp, orally and in writing, and in no event later than 24 hours after receipt if any proposal, offer, inquiry or other contact is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Monogram regarding any Takeover Proposal. Any notice to LabCorp must indicate the identity of the person making the proposal, offer, inquiry or other contact and the material terms and conditions and must include with the notice copies of any written materials received. Monogram also must promptly keep LabCorp fully informed of all material developments affecting the status of any discussions regarding any proposals, offers, inquiries or requests and provide copies of any additional written materials received.

Company Board Recommendation. In connection with the merger agreement, Monogram’s board of directors has unanimously (i) determined the merger agreement, the offer, the merger and the transactions contemplated thereby are fair to, and in the best interests of Monogram and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer, the merger and the top-up option and (iii) recommended that the holders of the Shares accept the offer, tender their Shares to the Purchaser pursuant to the offer and, if necessary under applicable law, adopt the merger agreement. This is referred to as the “Company Board Recommendation.” Monogram’s board of directors also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit LabCorp to include the Company Board Recommendation in this offer to purchase and related offer documents. Subject to the provisions described below, the merger agreement provides that neither Monogram’s board of directors nor any committee thereof will

(i) withdraw or modify, or propose publicly to withdraw of modify, in any manner adverse to LabCorp or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto) the Company Board Recommendation; or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal. These actions are referred to in the merger agreement as a “Company Adverse Recommendation Change.”

Notwithstanding any other provisions in the merger agreement, Monogram’s board of directors may make a Company Adverse Recommendation Change at any time prior to the Acceptance Time, if:

•

Monogram’s board of directors determines in good faith, after consultation with Monogram’s outside legal counsel, that failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of Monogram’s board to its stockholders under applicable law;

•

Monogram has provided LabCorp with prior written notice of its intention to consider making a Company Adverse Recommendation Change at least four business days prior to making any Company Adverse Recommendation Change, referred to as a “Change in Recommendation Notice”;

•	If the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal;

•	Monogram shall have provided LabCorp with the material terms and conditions of the Takeover Proposal, and

•

In compliance with certain notice obligations to LabCorp and after consultation with Monogram’s outside legal counsel and its financial advisors, Monogram’s board of directors shall have determined in good faith, that such proposed Takeover Proposal is a Superior Proposal;

•

Monogram has given LabCorp four business days after delivery of each Change in Recommendation Notice to propose revisions to the terms of the merger agreement (or make another proposal) and shall have negotiated in good faith with LabCorp with respect to such proposed revisions or other proposal, if any; and

•	After considering the results of such negotiations and giving effect to the proposals made by LabCorp in good faith, if any,

•

after consultation with outside legal counsel, Monogram’s board of directors shall have continued to determine, in good faith, that failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of Monogram’s board to its stockholders under applicable law, and

•

if the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal, after consultation with Monogram’s outside legal counsel and financial advisors, Monogram’s board of directors shall have continued to determine in good faith that such proposed Takeover Proposal is a Superior Proposal.

For purposes of this offer to purchase and the merger agreement:

•

“Takeover Proposal” means any proposal, offer or indication of interest (whether in writing or otherwise) from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than LabCorp and its subsidiaries, relating to any;

•

direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Monogram and its subsidiaries (including securities of subsidiaries) equal to 10% or more of Monogram’s consolidated assets or to which 10% or more of Monogram’s revenues or earnings on a consolidated basis are attributable;

•	direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 10% or more of any class of equity securities of Monogram;

•

tender offer or exchange offer that if consummated would result in any “person” or “group” , other than LabCorp, its subsidiaries or their respective affiliates, beneficially owning 10% or more of any class of equity securities of Monogram; or

•

merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Monogram or any of its subsidiaries; in each case, other than the Transactions and (ii) such other transactions as may be consented to by LabCorp in its sole discretion.

•

“Superior Proposal” means a bona fide written Takeover Proposal, obtained after the date of the merger agreement and not in breach of the merger agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, at least a majority of the equity interests of Monogram or all or substantially all of the assets of Monogram and its subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which Monogram’s board of directors determines in good faith (after consultation with its outside legal counsel and a financial advisor of national reputation (provided that, Lazard shall be considered a financial advisor of national reputation)) to be more favorable to Monogram’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, including the offer and the merger, taking into account all relevant factors at the time of determination, including (i) the terms and conditions of such proposal, including price, form of consideration, closing conditions, the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the reasonable expectation of obtaining required approvals) and other aspects of the proposal that the Monogram board deems relevant, and (ii) any changes to the terms of the merger agreement that as of that time had been proposed by LabCorp in writing.

The merger agreement does not prohibit Monogram from issuing a “stop, look and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking or disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to a Takeover Proposal if Monogram’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to disclose such position would be inconsistent with its legal obligations under applicable laws; provided, however that any disclosure other than a “stop, look and listen communication” will be deemed to be a Company Adverse Recommendation Change unless, within seven business days of the earlier of the receipt or commencement of the Takeover Proposal, Monogram’s board of directors (1) expressly reaffirms the Company Board Recommendation or (2) rejects such Takeover Proposal.

Notwithstanding anything to the contrary in the “no solicitation” section of the merger agreement, Monogram is not entitled to enter into any Company Acquisition Agreement unless the merger agreement has been or concurrently is terminated in accordance with its terms.

Each of Monogram, LabCorp and the Purchaser have agreed to cooperate and use commercially reasonable efforts to:

•	take, or cause to be taken, all actions necessary, proper or advisable to cause the offer conditions and the conditions to closing of the merger to be satisfied as promptly as practicable;

•

consummate the transactions contemplated by the merger agreement in the most expeditious manner practicable, including removing restraints and filing all necessary documentation and regulatory filings (including any required or recommended filings under applicable antitrust laws); and

•

obtain all approvals, consents, registrations, permits, authorizations or other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the merger agreement.

Additionally, each of Monogram, LabCorp and the Purchaser have agreed to:

•	provide the other parties, upon request, copies of any filings made with any governmental authority;

•	comply with any applicable information or document request of any governmental antitrust entity, including any material required under the HSR Act; and

•

to use commercially reasonable efforts to obtain approval of the transactions by any governmental antitrust entity or otherwise to cause the expiration or termination of the applicable HSR Act waiting period and to resolve all objections and challenges, if any, that may be asserted by any governmental authority with respect to the transactions under applicable antitrust laws.

Nothing in the merger agreement will require or obligate LabCorp or any of its affiliates to sell or otherwise dispose of, hold, or divest itself of all or any portion of its or its subsidiaries’ business, assets or operations or the business, assets or operations of Monogram or its subsidiaries after the Acceptance Time.

Neither Monogram nor its subsidiaries may, without LabCorp’s prior written consent in its sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits LabCorp’s freedom of action with respect to, or ability to retain any of the businesses, product or service lines or assets of, Monogram or its subsidiaries after the Acceptance Time or otherwise limit LabCorp’s ability to receive the full benefits of the merger agreement.

Each of Monogram and LabCorp will promptly inform the other of any material communication from any governmental authority regarding any of the transactions contemplated by the merger agreement. Subject to applicable law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under the antitrust laws, and shall provide to Monogram’s or LabCorp’s outside antitrust counsel, as appropriate, all information and documents reasonably requested promptly upon request, subject to any reasonable restrictions.

Public Announcements. The initial press release with respect to the execution of the merger agreement was a joint press release. Thereafter, the parties have agreed not to issue or cause the publication of any press release or other public announcement with respect to the offer, the merger, the merger agreement or the transactions contemplated by the merger agreement without the prior consent of the other party (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable law or the rules and regulations of any securities exchange, in which case the party required to make the release or announcement will use its reasonable efforts to allow the other parties reasonable time to comment in advance of issuance or as otherwise permitted by the merger agreement. Notwithstanding anything to the contrary in the merger agreement, Monogram need not consult with LabCorp in connection with any press release or public statement to be issued or made with respect to any Takeover Proposal or with respect to any Company Adverse Recommendation Change, provided that Monogram has complied with the “no solicitation” provisions of the merger agreement.

Access to Information and Confidentiality. From the date of the merger agreement until the completion of the merger, Monogram has agreed to give us and our representatives, upon reasonable advance notice, reasonable access during normal business hours to all of Monogram’s and its subsidiaries’ properties, books, contracts, commitments, records and correspondence, officers, employees, accountants, counsel, financial advisors and other representatives and to all other information concerning business, properties and personnel as LabCorp may reasonably request; provided that any such access is conducted at LabCorp’s expense, under the supervision of appropriate Monogram personnel and in a manner not to interfere with the normal operation of Monogram’s business; provided, further, that Monogram not be required to afford access, or disclose any information, that in Monogram’s good faith judgment would (i) result in the disclosure of any third party trade secrets, (ii) violate any confidentiality obligation of Monogram, (iii) jeopardize attorney-client privilege or attorney work product doctrine, or (iv) violate any laws. Monogram also agreed to furnish copies of any document filed pursuant to federal or state securities laws and any communications received from the SEC. Information received is held in confidence pursuant to the Confidentiality Agreement, dated November 20, 2008, between LabCorp and Monogram.

Notifications. Monogram and LabCorp have agreed to promptly notify the other of:

•

any notice of other communication received from a governmental authority or any person in connection with the transactions contemplated by the merger agreement alleging that a consent is or may be required in connection with the transactions, if the subject matter of the communication or the failure to obtain consent could be material to Monogram, the Purchaser or LabCorp;

•

any actions, suits, claims investigations or proceedings commenced or, to the knowledge of Monogram or LabCorp, threatened against, relating to, involving or otherwise affecting the parties or any of their subsidiaries which relate to the transactions;

•	the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty under the merger agreement to be untrue; and

•	any material failure to comply with or satisfy any covenant or agreement contemplated under the merger agreement.

The delivery of any notice will not cure any breach or noncompliance with any provision of the merger agreement or limit the remedies available to the party receiving notice.

Indemnification and Insurance. Under the merger agreement, the surviving corporation is required to maintain, for not less than six years after the closing date of the merger, Monogram’s current directors’ and officers’ insurance policies (or policies of at least the same coverage containing terms and conditions no less advantageous to Monogram’s current and all former directors and officers) with respect to matters occurring before the Closing Date. However, LabCorp and the surviving corporation are not required to maintain policies or coverage with an annual cost greater than 150% of Monogram’s most recent annual premium paid, and if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the 150% cap, the surviving corporation is only required to obtain as much coverage as can be obtained by paying an annual premium equal to the 150% cap. In lieu of the foregoing, Monogram may obtain a prepaid tail policy prior to the Acceptance Time to provide indemnified parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Closing Date. In addition, for not less than six years after the Closing Date, the Surviving Corporation must keep in effect in Monogram’s charter documents all provisions at least as favorable as its current charter documents that provide for exculpation of director or officer liability and indemnification (and advancement of expenses related thereto) of past and present officers, directors, employees, fiduciaries and agents, excepted as limited by applicable law.

Stockholder Litigation. The merger agreement requires Monogram to give LabCorp the right to review and comment on all material filings or responses to be made in connection with any stockholder litigation against Monogram and/or its directors relating to the transactions contemplated by the merger agreement and the right to consult on the settlement of any stockholder litigation, and Monogram agrees to in good faith take such comments into account. Monogram cannot agree to any settlement without LabCorp’s prior written consent

Fees and Expenses. All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby must be paid by the party incurring the fees or expenses, whether or not the merger is consummated.

Employee Benefits Matters. For employees of Monogram and its subsidiaries who continued their employment with LabCorp or its subsidiaries (including Monogram, following the closing of the merger) (referred to as “Continuing Employees”), LabCorp has agreed to credit such Continuing Employees upon joining any employee benefit plan maintained by LabCorp with their years of service with Monogram or its affiliates to the same extent as they were entitled to credit for service under a prior Monogram plan before the Continuing Employee commenced participation under an employee benefit plan of LabCorp, excluding credit resulting in any duplication of benefits or credit under any newly established LabCorp benefit plan for which similarly situated employees do not receive credited service. LabCorp has agreed to cause its benefit plan providers, to the extent lawful, to waive any pre-existing condition exclusions or waiting periods for Continuing Employees and to credit Continuing Employees and their dependents for any deductibles and out-of-pocket expenses paid under prior Monogram plans, if not excluded from coverage under those prior Monogram plans. LabCorp also has agreed to amend any of its plans that, by their terms, exclude Continuing Employees, to allow for participation by the Continuing Employees to the same extent as similarly situated LabCorp employees.

Monogram has agreed to take all actions necessary to terminate its non-qualified deferred compensation plan, effective as of the closing date. The Purchaser or the Surviving Corporation will not terminate Monogram’s sales incentive plan prior to the end of 2009. If requested by LabCorp at least five business days prior to the consummation of the offer, Monogram also has agreed to terminate its 401(k) plan.

Monogram’s board of directors is required, to the extent necessary, to take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of the Shares in the offer and the deemed disposition and cancellation of Shares and options in the merger by applicable individuals.

Prior to the Expiration Date, Monogram will present to its compensation committee any agreement, arrangement or understanding proposed to be entered into by Monogram or its subsidiaries on or after the date of the merger agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an employment compensation, severance or other employee benefit arrangement and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) of the Exchange Act. If not approved by its compensation committee, Monogram will not enter into any proposed agreement, arrangement or understanding.

Funding Commitment. Subject to the occurrence of the Acceptance Time, from the Acceptance Time until the Effective Time, LabCorp will provide Monogram with sufficient funds to permit Monogram to honor its obligations under its credit facilities, capital or finance leases and convertible notes to permit Monogram to operate in the ordinary course of business consistent with the operations approved by Monogram’s board of directors after the Acceptance Time and to permit Monogram to fund in cash any matching contributions pursuant to Monogram’s 401(k) Plan that became due and payable prior to the Effective Time.

Conditions to the Offer. See Section 14—“Conditions of the Offer.”

Conditions to the Merger. The obligations of LabCorp, the Purchaser and Monogram to complete the merger are subject to the satisfaction or waiver of the following conditions, on or prior to the closing date:

•	the approval of the merger by the holders of a majority of the then outstanding Shares, if required by applicable law;

•

the acceptance for payment and payment for by the Purchaser of all Shares validly tendered and not properly withdrawn in the offer, including in any subsequent offering period provided by the Purchaser; and

•

the absence of any statute, order, stay, decree, injunction, judgment or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any governmental authority that enjoins, restrains, prevents or prohibits the completion of the merger or the transactions contemplated thereby.

Termination

The merger agreement may be terminated and the transactions contemplated by the merger agreement may be abandoned at any time before commencement of the offer, whether before or after stockholder approval, by Monogram, if the Purchaser fails to commence the offer within seven business days of the date of the merger agreement; provided, however that Monogram may not terminate the merger agreement if the Purchaser’s failure to commence the offer within that time period is due to a breach of the merger agreement by Monogram.

The merger agreement may be terminated and the transactions contemplated by the merger agreement may be abandoned at any time before the Purchaser accepts for payment and pays for Shares validly tendered in the Offer whether before or after stockholder approval:

•	by either LabCorp or Monogram (which we refer to as “mutual termination rights”):

•

if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the merger agreement, which breach (i) in the case of Monogram, would result in either (a) Monogram’s representations and warranties contained in the merger agreement not being true and correct (subject to certain qualifications) or (b) Monogram’s failure to perform its obligations or covenants under the merger agreement in all material respects, and (ii) in the case of a breach by LabCorp or the Purchaser, would have or would be reasonably likely to have, individually or in the aggregate, a material adverse effect upon LabCorp’s or the Purchaser’s ability to complete the offer or merger, unless in each case the breach is not cured or is not reasonably capable of being cured by the earlier of (x) 30 days after notice of breach by the breaching party from the non-breaching party and (y) the Initial Outside Date or, if the offer is extended past the Initial Outside Date as permitted by the merger agreement, the Extended Outside Date (such date, as applicable, the “Final Outside Date”); or

•

if the Purchaser has not accepted for payment and paid for all Shares tendered in the offer on or before the Final Outside Date; provided, however that the right to terminate the merger agreement under this provision is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the cause of, or resulted in, the Purchaser’s failure to accept for payment and pay for all Shares tendered in the offer on or before the Final Outside Date;

•	by LabCorp (which we refer to as “LabCorp termination rights”):

•	if Monogram’s board of directors or any committee thereof has effected a Company Adverse Recommendation Change, or resolved to take such action;

•

if Monogram’s board of directors or any committee thereof has recommended, or proposed publicly to recommend, any Takeover Proposal (whether or not a Superior Proposal), or resolved to take such action;

•	if Monogram enters into any definitive agreement with respect to a Takeover Proposal, or resolved to take such action;

•	if Monogram or any of its subsidiaries shall have breached any of the “no solicitation” provisions in the merger agreement, or resolved to take such action; or

•	if Monogram fails to include the Company Board Recommendation in the Schedule 14D-9 or to permit LabCorp and the Purchaser to include the Company Board Recommendation in the offer documents; or

•

if after the receipt of any Takeover Proposal, Monogram’s board of directors shall have failed to reaffirm publicly the Company Board Recommendation within seven business days after LabCorp requests, in writing that such recommendation be reaffirmed publicly (and additionally, in the case of a Takeover Proposal that is a tender offer or exchange offer, shall have failed to recommend, within seven business days after LabCorp requests in writing, that Monogram’s stockholders not tender their shares in such tender or exchange offer);

•	by Monogram (which we refer to as the “Monogram termination rights”):

•	if, subject to the terms of the merger agreement, Monogram’s board of directors effects a Company Adverse Recommendation Change in response to a Superior Proposal in compliance with the no-solicitation provisions in the merger agreement and, if such Superior Proposal is to be consummated pursuant to a definitive Company Acquisition Agreement, authorizes Monogram to enter into a definitive Company Acquisition Agreement for such Superior Proposal;

•

if Monogram did not breach or violate the no-solicitation provisions of the merger agreement in connection with the Superior Proposal or any Takeover Proposal that was a precursor to the Superior Proposal;

•	if Monogram pays to LabCorp the Termination Fee (defined below); and

•

promptly following the termination of the merger agreement, either Monogram enters into a definitive Company Acquisition Agreement to effect the Superior Proposal or if the Superior Proposal will not be consummated by a definitive Company Acquisition Agreement, the Superior Proposal is consummated.

In addition, the merger agreement may be terminated and the transactions contemplated thereby may be abandoned at any time before completion of the merger, whether before or after stockholder approval thereof:

•	by LabCorp or Monogram, if any law prohibits consummation of the transactions or any other restraint is in effect and has become final and nonappealable; or

•	by mutual written consent of LabCorp and Monogram duly authorized by their respective boards of directors.

Effect of Termination. If the merger agreement terminates in accordance with its terms, the merger agreement will become null and void and, subject to certain exceptions described in the merger agreement (including those provisions relating to the payment of a Termination Fee, as described below), there will be no liability on the part of LabCorp, the Purchaser or Monogram or their respective directors, officers and affiliates arising under the merger agreement. No party is relieved of any liability for fraud or any willful breach of any representation, warranty, covenant, obligation or other provision contained in the merger agreement.

Termination Fee.

•

If LabCorp terminates the merger agreement pursuant to any LabCorp termination rights, then Monogram must pay LabCorp promptly, but in no event later than two business days after the date of termination, a termination fee of $4,500,000 in cash (the “Termination Fee”).

•	If Monogram terminates the merger agreement pursuant to the Monogram termination rights, then Monogram must pay the Termination Fee prior to and as a condition to the effectiveness of the termination.

•

If (i) LabCorp or Monogram terminates the merger agreement pursuant to the second mutual termination right above or LabCorp terminates pursuant to the first mutual termination right above, and (ii) following the execution and delivery of the merger agreement and prior to termination, a Takeover Proposal (whether or not a continuation or renewal of, or otherwise relating to, any Takeover Proposal that was publicly announced or became publicly known prior to the execution and delivery of the merger agreement) is publicly announced or has become publicly known (referred to as a “Pre-Termination Takover Proposal”), and (iii) concurrently with, or within twelve (12) months following such termination, Monogram enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Pre-Termination Takeover Proposal or Post-Termination Takeover Proposal, then, Monogram must pay to LabCorp the Termination Fee promptly following the earlier of the execution of the definitive agreement with respect to, or the consummation of, any transaction contemplated by any Pre-Termination or Post-Termination Takeover Proposal (and in any event not later than two business days after Monogram receives notice of demand for payment from LabCorp). A “Post-Termination Takeover Proposal” is any Takeover Proposal that shall have first become known to Monogram after the termination of the merger agreement by either LabCorp or Monogram pursuant to the second mutual termination right above or by LabCorp pursuant to the first mutual termination right above; provided, however, that for purposes of this definition, reference to “10% or more” in the definition of a Takeover Proposal are deemed to be references to “50% or more”.

The Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by LabCorp. Monogram acknowledged that the agreements contained in the Termination Fee provisions are an integral part of the transactions contemplated by the merger agreement and that, without those provisions, LabCorp would not have entered into the merger agreement.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement between LabCorp and Monogram, dated November 20, 2008 (the “Confidentiality Agreement”) is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, neither party would make use of any confidential information, except for the specific purpose of considering, evaluating and negotiating a possible transaction between the parties, and would not disclose any confidential information. Notwithstanding these limitations, the parties agreed to permit disclosure of confidential information under certain circumstances, including (a) if the discloser consents to the recipient’s disclosure in writing, (b) to representatives of the recipient, if the representative needs to know the confidential information to help evaluate or negotiate a possible transaction between the parties and (c) to the extent require by applicable law, government regulation or valid legal process. If the parties do not proceed with a transaction, the agreement also provides for the return of confidential information. In addition, the agreement provided that, prior to November 20, 2009, neither LabCorp nor any of its representatives would directly or indirectly solicit, induce, encourage, or attempt to solicit, induce or encourage, or hire any employee of Monogram or its subsidiaries or affiliates with whom LabCorp had contact with or became known to LabCorp through the disclosure of confidential information or in connection with LabCorp’s consideration of a potential transaction with Monogram.

Support Agreements

In connection with the merger agreement, Monogram’s non-executive directors and executive officers entered into support agreements, each dated June 22, 2009, with LabCorp and the Purchaser, which we refer to as the “Support Agreements.” The following summary of certain provisions of each agreement is qualified in its entirety by reference to the Support Agreements themselves, which are incorporated herein by reference. We have filed forms of the Support Agreements for both directors and executive officers as exhibits to the Schedule TO. Stockholders and other interested parties should read each form of agreement in its entirety for a more complete description of the provisions summarized below.

Each of William Jenkins, Edmon R. Jennings, Cristina H. Kepner, John D Mendlein, David H. Persing and Christine A. White (the “Monogram Directors”) are parties to Support Agreements and have agreed to tender, or cause to be tendered, in the offer any Shares he or she owns or acquires after the commencement of the offer, free and clear of all liens or other encumbrances, promptly following the commencement of the offer, and in any event no later than the tenth business day prior to the initial expiration date of the offer. The Monogram Directors have also agreed not to withdraw their Shares once tendered, or cause their Shares to be withdrawn, from the offer at any time. If the offer is terminated or withdrawn by the Purchaser, or the merger agreement is terminated prior to the completion of the offer, LabCorp and the Purchaser are required to promptly return, and shall cause the Depositary to return, all tendered Shares to the registered holders of the Shares tendered in the offer.

The Support Agreements for each of William D. Young, Michael P. Bates, Michael J. Dunn, Kathy L. Hibbs, Alfred G. Merriweather, Gordon Parry, Christos J. Petropoulos, William J. Welch, Jeannette M. Whitcomb and Patricia Wray (the “Monogram Executives”) do not require the Monogram Executives to tender their Shares into the offer. If the merger is completed, the Monogram Directors and Monogram Executives Officers have agreed to waive and not to exercise any appraisal rights nor to dissent from the merger.

Each Monogram Director and Monogram Executive agreed to vote all Shares that he or she beneficially owns or controls, in connection with any meeting of Monogram’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•	in favor of adoption and approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•	against approval of any proposal made in opposition to, or in competition with, consummation of the transactions contemplated by the merger agreement, including the merger;

•

except as otherwise agreed to in writing in advance by LabCorp, against any other action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger; and

•	against any Takeover Proposal.

During the term of each Support Agreement, except as otherwise provided therein, each Monogram Director and Monogram Executive will not:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing, referred to as a “transfer”, any or all of the Monogram Director’s or Monogram Executive’s Shares or any right or interest therein (other than to certain “permitted transferees”, as defined in the Support Agreements);

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Monogram Director’s or Monogram Executive’s Shares;

•	deposit any of the Monogram Director’s or Monogram Executive’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•

take any other action that would in any way restrict, limit or interfere with the performance of the Monogram Director’s or Monogram Executive’s obligations under his or her Support Agreement or the transactions contemplated thereby.

In addition, without prior written consent of LabCorp or the Purchaser, the Monogram Directors and Monogram Executives will not exercise any outstanding unexercised option to purchase Monogram common stock that has an exercise price, adjusted for associated contingent value rights payments, that is equal to or greater than the offer price.

To secure the Monogram Directors’ and Monogram Executives’ obligations to vote his or her shares in accordance with the agreement, each Monogram Director and Monogram Executive has appointed certain representatives of LabCorp as their irrevocable proxies and attorneys-in-fact, to vote all of his or her Shares in accordance with the agreement.

During the term of the agreement, each Monogram Director and Monogram Executive has agreed not to take any action that Monogram is prohibited from taking under the “no solicitation” provisions of the merger agreement, to the extent the Monogram Director or Monogram Executive takes such action in his or her capacity as an individual stockholder. However, the Support Agreements do not limit the rights of any Monogram Director or Monogram Executive from fulfilling his or her obligations as a director or officer of Monogram, including the performance of any fiduciary obligations.

The Support Agreements will terminate on the earlier of: (i) the date the merger agreement is terminated in accordance with its terms; and (ii) the Effective Time.

Amendments to Executive Severance Benefits Agreements for Continuing Executive Officers

Following the execution of the merger agreement, at the request of LabCorp, Monogram offered to enter into amendments to existing executive severance benefits agreements (the “Amendments”) with four executive officers who are expected to continue serving in similar roles after the merger.

If executed, the Amendments would be effective as of the Acceptance Time and would provide, among other things, that each of Christos J. Petropoulus, Jeannette M. Whitcomb, Michael P. Bates and Gordon Parry would be entitled to retention payments of $100,000 on the first anniversary, and $75,000 on the second anniversary, of the effective date of the Amendment, if the executive remains employed by Monogram, or at the request of LabCorp, by LabCorp or an affiliate of LabCorp on such date. The retention payments would be paid no later than 30 days after the date earned, subject to any tax withholding.

If executed, each Amendment also would provide for certain increases in severance payments compared to these executives’ existing severance agreements. Specifically, in the event of an involuntary termination without cause within 24 months of the effective date of the Amendment, the Amendment would increase the lump sum severance payment to which each executive would be entitled to (i) two times the greater of the executive’s 2008 annual base salary or the executive’s annual base salary for the last completed fiscal year prior to termination (the “Base Compensation Amount”) plus (ii) the amount of the target cash bonus established for the executive for the last completed fiscal year prior to the termination (the “Target Bonus”). These executives’ existing severance agreements currently provide for a lump sum severance payment of one times the executive’s Base Compensation Amount plus their Target Bonus in the event of an involuntary termination without cause. The Amendments also maintain the executive’s current severance benefits provided under their existing severance agreements in the event of a “constructive termination” (as defined in the Amendments). In the event of a constructive termination, the executive would continue to be entitled to a lump sum payment equal to one times his or her Base Compensation Amount plus his or her Target Bonus. Each executive officer would also receive certain health care benefits for up to 12 months following an involuntary termination without cause or a constructive termination.

If the payments or benefits to any of these executives would constitute a “parachute payment” within the meaning of Section 280G of the Code, and otherwise be subject to the excise tax imposed by Section 4999 of the Code, then the executive would receive either (i) payment in full of the entire amount of the payments or benefits, or (ii) payment of only a part of the payments and benefits so that the executive receives the largest payment possible without the imposition of the excise tax, whichever amount results in the executive’s receipt, on an after-tax basis, of the greater amount notwithstanding that all or some portion of the payments or benefits may be subject to the excise tax.

The Amendment, if executed, also would provide that these executives would be entitled to participate in Monogram’s or LabCorp’s, as applicable, employee benefit plans following the Acceptance Time and would be eligible for recommendation for participation in certain LabCorp equity plans, in each case, as provided to similar situated employees of LabCorp or its affiliates.

Retention Agreements for Transitional Executive Officers

Following the execution of the merger agreement, at the request of LabCorp, Monogram also entered into retention agreements with three executive officers (the “Retention Agreements”). Monogram has filed the form of the Retention Agreement as an exhibit to its solicitation/recommendation statement on Schedule 14D-9. Stockholders and other interested parties should read the form of the agreement in its entirety for a more complete description of the provisions summarized below.

Each of William D. Young, Kathy L. Hibbs and Patricia Wray signed Retention Agreements, which provide for certain retention bonus payments. Mr. Young is eligible for a $50,000 retention bonus, and Ms. Hibbs and Ms. Wray are each eligible for a $25,000 retention bonus. The Retention Agreements become effective as of the Acceptance Time. The executives are eligible for a retention payment if they:

•

continue to perform their duties until the earlier of the date that (a) is 90 days after the Acceptance Time, (b) Monogram terminates the executive other than for cause (as defined in the Retention Agreement), or

(c) the executive terminates his or her employment with good reason (as defined in the Retention Agreement); and

•	do not breach the covenants and agreements set forth in the Retention Agreements.

The Retention Agreements also amend the executives’ existing executive severance benefits agreements (and in the case of Mr. Young, his existing employment agreement) to accelerate the payment date of the maximum amount of any severance payments payable under the executives’ existing executive severance benefits agreements. Specifically, the Retention Agreements provide that these amounts will be paid in a lump sum on the later to occur of the tenth business day following the Acceptance Time and the expiration of any rescission or revocation period applicable to any release required under the executives’ existing executive severance benefits or employment agreement, regardless of whether the executive has been first terminated without cause or constructively terminated (as defined in the executives’ existing severance benefits or employment agreement) prior to such payment date.

14.	Conditions of the Offer

Notwithstanding any other provisions of the offer and in addition to the Purchaser’s rights to extend, amend or terminate the offer in accordance with the provisions of the merger agreement and applicable law, the Purchaser is not obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), is not obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the offer, unless immediately prior to the expiration of the offer (as extended in accordance with the merger agreement), the number of Shares validly tendered pursuant to the offer (and not withdrawn prior to any then scheduled Expiration Date), together with the Shares then beneficially owned by LabCorp or Purchaser (if any), represents at least a majority of:

•	all Shares then outstanding (including any shares held in escrow and any restricted stock), plus

•

all Shares issuable upon the exercise, conversion or exchange of any Monogram options, warrants, convertible notes, stock appreciation rights, restricted stock units, or other rights to acquire Shares then outstanding (other than options with an exercise price, adjusted for any associated contingent value rights payments, that is greater than the offer price) whether or not then vested (collectively, the “Minimum Condition”).

Furthermore, the Purchaser shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the offer, if:

•	any waiting period under the HSR Act applicable to the Transactions has not expired or terminated immediately prior to the Expiration Date (the “HSR Condition”); or

•

upon the expiration of the offer and before acceptance of any such Shares for payment (referred to as the “Offer Expiration Time”), any of the following events or conditions exists and is continuing at the scheduled Expiration Date, regardless of the circumstances giving rise to such events or conditions:

•

any restraint is in effect enjoining, restraining, preventing or prohibiting consummation of the offer or the merger or making the consummation of the offer or the merger illegal and any governmental authority has instituted any proceeding seeking any such restraint, in each case, that shall not have been vacated, withdrawn or overturned;

•

any representation or warranty of Monogram regarding “Capitalization” set forth in certain sections in the merger agreement is not true and correct in all respects (other than for de minimus inaccuracies) as of the date of the merger agreement and as of the Offer Expiration Time as if made as of the Offer Expiration Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date);

•

any representation or warranty of Monogram regarding “Organization, Standing and Corporate Power,” “Authority; Noncontravention; Voting Requirements,” “Employee Benefits and Labor Matters” (specifically regarding certain approvals by Monogram’s compensation committee under Rule 14d-10 of the Exchange Act), “Opinion of Financial Advisor,” “Brokers and Other Advisors,” and “State Takeover Statutes; No Rights Agreements” set forth in certain sections in the merger agreement (A) that is qualified by certain “materiality qualifiers” such as “material,” “materially,” “in all material respects,” “in any material respect,” “Company Material Adverse Effect,” or similar words is not true and correct in all respects as of the date of the merger agreement and as of the Offer Expiration Time as if such representation or warranty were made as of the Offer Expiration Time (except for representations or warranties made as of a specified date, the accuracy of which will be determined only as of the specified date), and (B) that is not qualified by a materiality qualifier is not true and correct in all material respects as of the date of the merger agreement and as of the Offer Expiration Time as if such representation or warranty were made as of the Offer Expiration Time (except for representations or warranties made as of a specified date, the accuracy of which will be determined only as of the specified date), or

•

any representation or warranty of Monogram (other than those referred to above) is not true and correct in all respects as of the date of the merger agreement and as of the Offer Expiration Time as if such representation or warranty were made as of the Offer Expiration Time (except for representations or warranties made as of a specified date, the accuracy of which will be determined only as of the specified date), except, in the case of this bulleted clause, for such failures to be true and correct as would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that, for purposes of this bulleted clause, no effect is given to any materiality qualifier contained in such representations and warranties;

•

Monogram shall breach or fail to perform or comply with, in any material respect, any obligation, covenant or agreement to be performed or complied with by it under the merger agreement prior to the expiration of the offer, and such breach or failure, if curable, shall not have been cured in all material respects prior to the expiration of the offer;

•

Monogram shall have failed to deliver to LabCorp a certificate, dated as of the Expiration Date, signed by its chief executive officer and the chief financial officer certifying to the satisfaction of certain conditions;

•	the merger agreement shall have been terminated in accordance with its terms;

•

there shall have occurred and be continuing declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally or in the State of New York, (the “Banking Moratorium Condition”); or

•	since the date of the merger agreement, there has been or occurred any Company Material Adverse Effect that is continuing.

Subject to the terms of the merger agreement, the foregoing conditions are for the benefit of LabCorp and the Purchaser and may be asserted by LabCorp or the Purchaser regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or may be waived by LabCorp and the Purchaser in whole or in part at any time and from time to time in our sole discretion. The failure by LabCorp or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be asserted at any time and from time to time prior to the expiration of the offer. Notwithstanding the fact that LabCorp and the Purchaser reserve the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay payment of cash or cancel the Purchaser’s obligation to pay cash for the properly tendered Shares, LabCorp and the Purchaser will either promptly pay for properly tendered Shares or promptly return such Shares.

A public announcement will be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver. All offer conditions must be satisfied or waived prior to the commencement of any “subsequent offering period.”

15.	Certain Legal Matters

General. Except as described in this Section 15— “Certain Legal Matters,” based on information provided by Monogram, none of Monogram, the Purchaser or LabCorp is aware of any license or regulatory permit that appears to be material to the business of Monogram that might be adversely affected by the Purchaser’s acquisition of the Shares in the offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this offer to purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Monogram’s business or that certain parts of Monogram’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Legal Proceedings. On June 26, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-489866). The action, styled Andrei Pevgonen v. William Young, et al., alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties of loyalty, good faith, independence and candor, and allegedly failed to maximize value for Monogram’s stockholders by conducting an unfair sales process and entering into the merger agreement, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breach of their fiduciary duties. The plaintiff seeks to enjoin the acquisition of Monogram by Purchaser and LabCorp and seeks other monetary damages in an unspecified amount.

On June 30, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delware. The action, styled Tim Bleymeyer v. Monogram Biosciences, Inc. et al, alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties to (a) fully inform themselves of Monogram’s market value before taking action, (b) act in the interests of the equity owners, (c) maximize shareholder value, (d) obtain the best financial and other terms when Monogram’s existence will be materially altered by the transaction, (e) act in accordance with fundamental duties of loyalty, care and good faith and (f) act independently in the best interest of the corporation and its shareholders, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties. The plaintiff seeks to enjoin the acquisition of Monogram by Purchaser and LabCorp and seeks other monetary damages in an unspecified amount.

LabCorp and Monogram believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the merger agreement, including the offer and the merger.

Antitrust Matters. The offer and the merger are subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

LabCorp intends to file on July 1, 2009 a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the offer and the merger. Monogram’s ultimate parent entity is also required to file a Notification and Report Form for certain mergers and acquisitions under the HSR Act with the DOJ and the FTC in connection with offer and the merger no later than 10 calendar days following LabCorp’s filing, or the next business day if the tenth calendar day falls on a weekend or federal holiday. LabCorp’s filing will trigger a 15-day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from LabCorp or Monogram. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by LabCorp with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of LabCorp. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the offer unless and until the waiting period requirements imposed by the HSR Act with respect to the offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the offer and the merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Monogram or LabCorp or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge on antitrust grounds to the offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the offer, including conditions with respect to litigation and certain government actions.

As used in this offer to purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or substantially lessening competition.

Business Combination Statutes. Monogram is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Delaware Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Monogram. The description below is not complete and is qualified in its entirety by reference to the provisions of the Delaware Business Combination Provisions. In general, the Delaware Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Delaware Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Delaware Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Monogram’s certificate of incorporation or bylaws excludes Monogram from the coverage of the Delaware Business Combination Provisions. Upon consummation of the offer, LabCorp and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Delaware Business Combination Provisions and, absent the prior approval of the Monogram board of directors, the Delaware Business Combination Provisions could prohibit consummation of the merger for a period of three years following consummation of the offer. However, Monogram’s board of directors did approve the commencement of the offer and the execution of the merger agreement and the support agreements. Accordingly, LabCorp and the Purchaser do not believe that the Delaware Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the offer or the merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We have not attempted to comply with any state takeover statutes in connection with the offer or the merger, other than the Delaware Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the offer or the merger, and nothing in this offer to purchase or any action that we take in connection with the offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the offer or the merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the offer or the merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the offer, we might be unable to accept for payment or purchase Shares tendered in the offer or be delayed in completing the offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Stockholder Approval. Under the DGCL, the approval of the board of directors of the Purchaser and Monogram is required to approve the merger agreement and complete the merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the merger agreement, unless the “short-form” merger procedure described below is available. Monogram has represented in the merger agreement that the execution and delivery of the merger agreement by Monogram and the completion by Monogram of the transactions contemplated by the merger agreement have been duly and validly authorized by all necessary corporate action on the part of Monogram, subject to the approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Monogram has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the merger agreement and complete the merger. After the Purchaser accepts for payment and pays for Shares validly tendered in the offer, and after the expiration of any subsequent offering period, Monogram has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the merger agreement. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the offer, and after the expiration of any subsequent offering period. LabCorp has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of LabCorp’s other subsidiaries in favor of the adoption of the merger agreement.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that LabCorp, the Purchaser and their subsidiaries acquire in the aggregate at least 90% of each class and series of capital stock of Monogram in the offer, in a subsequent offering period or otherwise (and including as a result of its exercise of the top-up option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Monogram, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the offer, including any subsequent offering period, to complete a Short-Form Merger, the Purchaser expects to exercise the top-up option, subject to the limitations set forth in the merger agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the top-up option. We could also seek to purchase additional Shares in the open market or otherwise to permit us to complete a Short-Form Merger. According to the merger agreement, we are required to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the merger or other business combination following the purchase of Shares pursuant to the offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the merger because it is anticipated that the merger will be effected within one year following completion of the offer and, in the merger, stockholders will receive the same price per Share as paid in the offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Monogram and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the offer. However, if the merger (including the Short-Form Merger) is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Monogram stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder’s Shares will be automatically converted in the merger into, and represent only the right to receive, the price per Share to be paid in the merger, without interest.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the offer.

Greenhill & Co., LLC is acting as the Dealer Manager in connection with the offer and provided certain financial advisory services to LabCorp in connection with the transaction. We have agreed to pay a reasonable and customary fee, which will become payable only if the proposed transaction is consummated, as compensation for its services as financial advisor in connection with the offer. We have agreed to reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with the offer, and have agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the offer and the merger, including liabilities under the federal securities laws.

The Purchaser has retained American Stock Transfer & Trust Company to act as the Depositary in connection with the offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction in which the making of the offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the offer or the tender of Shares in connection therewith would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf, or on behalf of the Dealer Manager, not contained in this offer to purchase or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the offer, and may file amendments thereto. In addition, Monogram has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Monogram” and Section 9—“Certain Information Concerning LabCorp and the Purchaser.”

Mastiff Acquisition Corp.

July 1, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

LABCORP AND THE PURCHASER

The names of the directors and executive officers of Laboratory Corporation of America Holdings (“LabCorp”) and Mastiff Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. The business address of each of the directors and executive officers of LabCorp is 358 South Main Street, Burlington, NC 27215. The business address of each of the directors and executive officers of Mastiff Acquisition Corp. is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

Laboratory Corporation of America Holdings

Name	Country of Citizenship	Position
David P. King	United States	Chairman, Chief Executive Officer and President

Kerrii B. Anderson	United States	Director

Jean-Luc Belingard	France	Director

Wendy E. Lane	United States	Director

Thomas P. Mac Mahon	United States	Director

Robert E. Mittelstaedt, Jr	United States	Director

Arthur H. Rubenstein MBBCh	United States	Director

M. Keith Weikel, Ph.D	United States	Director

R. Sanders Williams, M.D.	United States	Director

Don M. Hardison	United States	Executive Vice President and Chief Operating Officer

William B. Hayes	United States	Executive Vice President, Chief Financial Officer and Treasurer

Andrew S. Walton	United States	Executive Vice President, Strategic Planning and Corporate Development

F. Samuel Eberts III	United States	Senior Vice President and Chief Legal Officer

Lidia L. Fonseca	United States	Senior Vice President and Chief Information Officer

Mark Elliott Brecher, M.D.	United States	Senior Vice President and Chief Medical Officer

James T. Boyle, Jr.	United States	Senior Vice President, Managed Care, Occupational Testing

David P. King became LabCorp’s Chairman, Chief Executive Officer and President in May 2009. Prior to that date, he served as President and Chief Executive Officer and a director of LabCorp since January 1, 2007. Prior to that date, Mr. King served as Executive Vice President and Chief Operating Officer from December 2005 to January 2007, as Executive Vice President of Strategic Planning and Corporate Development from January 2004 to December 2005 and was hired in September 2001 as Senior Vice President, General Counsel and Chief Compliance Officer. Mr. King is a member of the Executive and Management Committees of LabCorp. Prior to joining LabCorp, he was a partner with Hogan & Hartson LLP in Baltimore, Maryland from 1992 to 2001.

SCH-1

Kerrii B. Anderson has served as a director of LabCorp since May 17, 2006. Ms. Anderson is Chief Executive Officer of Wendy’s International, Inc., a restaurant operating and franchising company. Ms. Anderson served as Executive Vice President and Chief Financial Officer of Wendy’s International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000. Ms. Anderson currently serves as a director of Wendy’s International and is on the financial committee of Columbus Foundation and Ohio Health.

Jean-Luc Bélingard has served as a director of LabCorp since April 28, 1995. Mr. Bélingard is Chief Executive Officer of Ipsen SA, a diversified French health care holding company, and has served in that position since 2001. Prior to this position, Mr. Bélingard was Chief Executive Officer from 1999 to 2001 of bioMérieux-Pierre Fabre, a diversified French health care holding company, where his responsibilities included the management of that company’s worldwide pharmaceutical and cosmetic business. Mr. Bélingard is also a director of Applera Corporation, Norwalk, Connecticut, a director and member of the Compensation Committee of bioMérieux SA, and a director and member of the Compensation Committee of Nicox (France).

Wendy E. Lane has been a director of LabCorp since November 1996. Ms. Lane has been Chairman of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane was a Principal and a Managing Director of Donaldson, Lufkin & Jenrette, an investment banking firm, serving in these and other positions from 1980 to 1992. Ms. Lane is also a director and Audit Committee member of Willis Group Holdings, Ltd., and UPM-Kymmene Corporation and a Trustee of the U.S. Ski and Snowboard Team Foundation.

Thomas P. Mac Mahon served as Chairman of the Board and a director from April 1996 to May 2009. Prior to such date and since April 28, 1995, he served as the Vice Chairman and a director. Mr. Mac Mahon was President and Chief Executive Officer and a member of the Executive and Management Committees of LabCorp from January 1997 until his retirement on December 31, 2006. Mr. Mac Mahon was Senior Vice President of Hoffmann-La Roche, Inc. (“Roche”) from 1993 to December 1996 and President of Roche Diagnostics Group and a director and member of the Executive Committee of Roche from 1988 to December 1996. Mr. Mac Mahon is a director and Compensation Committee member of Express Scripts, Inc. Mr. Mac Mahon currently serves as Chairman and a director of PharMerica Corporation, and in November 2007 became a director of Golden Pond Healthcare.

Robert E. Mittelstaedt, Jr. has been a director of LabCorp since November 1996. Mr. Mittelstaedt is Dean and Professor, of the W.P. Carey School of Business at Arizona State University. Prior to June 30, 2004, he was Vice Dean, Executive Education of The Wharton School of the University of Pennsylvania and director of the Aresty Institute of Executive Education, an executive education program affiliated with The Wharton School of the University of Pennsylvania. Mr. Mittelstaedt had served with The Wharton School since 1973, with the exception of the period from 1985 to 1989 when he founded, served as President and Chief Executive Officer, and sold Intellego, Inc., a company engaged in practice management, systems development, and service bureau billing operations in the medical industry. Mr. Mittelstaedt serves as a director of W.P. Carey & Co., LLC and also serves as a director and Compensation Committee member of Innovative Solutions & Support, Inc.

Arthur H. Rubenstein, MBBCh has served as a director of LabCorp since August 1, 2004. Dr. Rubenstein is the Dean of the University of Pennsylvania School of Medicine and Executive Vice President for the University of Pennsylvania Health System. Previously, Dr. Rubenstein was Dean and Gustave L. Levy Distinguished Professor at the Mount Sinai School of Medicine in New York from 1997 to 2001. He has also been a faculty member and chairman of the Department of Medicine at the University of Chicago. He is a distinguished member of the American Academy of Arts and Sciences and the American Association for the Advancement of Science. Dr. Rubenstein serves as a director of Glycadia and the Association of Academic Health Centers.

M. Keith Weikel, Ph.D. has served as a director of LabCorp since July 16, 2003. On December 31, 2006, Dr. Weikel retired as a Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc., a health-care provider company, where he began his career in 1984 with Manor HealthCare Corporation, an operating subsidiary of Manor Care, Inc. Dr. Weikel is currently a member of the Federation of American Hospitals and the Alliance for Quality Long Term Care and serves as Director Emeritus for Manor Care, Inc. and as a director for Direct Supply, Inc.

SCH-2

R. Sanders Williams, M.D. has served as a director since May 16, 2007. Dr. Williams has been Dean of the School of Medicine and Vice Chancellor for Academic Affairs at Duke University since April 2001, becoming Senior Vice Chancellor for Academic Affairs in October 2007. Prior to this position, Dr. Williams served on the faculty of Duke University and of the University of Texas Southwestern Medical Center. He is a Fellow of the American Association for the Advancement of Science, and a member of the Institute of Medicine of the National Academy of Sciences, the American Society for Clinical Investigation and the Association of American Physicians. Dr. Williams has served as president of the Association of University Cardiologists and Chairman of the Research Committee of the American Heart Association. He participated on the Director’s Advisory Committee of the National Institutes of Health and the Board of External Advisors to the National Heart, Lung and Blood Institute. Dr. Williams serves as a director for Bristol-Myers Squibb Company.

Don M. Hardison has served as Executive Vice President, Chief Operating Officer since September 2007. Mr. Hardison is a member of the Executive and Management Committees of LabCorp and is responsible for the day-to-day supervision of all operations and sales of LabCorp. Prior to joining LabCorp, Mr. Hardison was President, Chief Executive Officer and Director of EXACT Sciences Corporation, a developer of proprietary DNA-based technologies for use in the detection of cancer, from May 2000 to September 2007. Prior to that, Mr. Hardison held various senior management and sales positions with Siebel Systems, Inc., Quest Diagnostics Inc., SmithKline Beecham Corporation, and Smithkline Corporation.

William B. Hayes has served as Executive Vice President, Chief Financial Officer and Treasurer since June 2005. Prior to this date, Mr. Hayes was Senior Vice President, Finance since 2000. Mr. Hayes is a member of the Executive and Management Committees of LabCorp and is responsible for the day-to-day supervision of the finance and billing functions of LabCorp. Prior to joining LabCorp in 1996, Mr. Hayes was in the audit department at KPMG LLP for 9 years.

Andrew S. Walton has served as Executive Vice President, Strategic Planning and Corporate Development since January 2007. Mr. Walton oversees LabCorp’s strategic planning department as well as the M&A and licensing departments. Additionally, Mr. Walton has operating responsibility for a number of LabCorp’s esoteric business units: National Genetics Institute; Viro-Med; Endocrine Sciences; and Colorado Coagulation. He is a member of the Executive and Management Committees of LabCorp. Mr. Walton previously held the positions of Senior Vice President, Strategic Planning and Corporate Development from April 2005 to May 2006. Prior to joining LabCorp in 2005, Mr. Walton was a partner at Subsidium Health Advisors, a healthcare consultancy, from 2002 to 2005.

F. Samuel Eberts III has served as Senior Vice President, Chief Legal Officer since January 1, 2009. Prior to that time he served as Senior Vice President, General Counsel since August 2004. Prior to joining LabCorp, he was Vice President, Secretary, and General Counsel of Stepan Company. Before joining Stepan Company, he was Assistant General Counsel for Cardinal Health, Inc. from 1998 to 2001 and Assistant General Counsel for Allegiance Healthcare Corporation (Allegiance Healthcare Corporation was purchased by Cardinal Health in 1998). Prior to that time he was Chief Counsel of the Biotech North America division of Baxter International Inc. He was affiliated in private practice with the law firms of Barnes and Thornberg and Jones Day.

Lidia L. Fonseca joined LabCorp in May 2008 as Senior Vice President, Chief Information Officer. Prior to joining the Company, she served as Executive Vice President of Global Operations and technology at Synarc Inc. from 2005 to early 2008. Prior to Synarc Ms. Fonseca worked at Philips Medical Systems from 1997 to 2005 in various roles, including the Global CIO of PhilipsMedical Systems and Vice President Supply Chain Management in the Nuclear Medicine Division.

Mark E. Brecher, M.D. joined LabCorp in March 2009 as Senior Vice President, Chief Medical Officer. Prior to joining the Company, he served as Vice Chair of the Department of Pathology and Laboratory Medicine at the McLendon Clinical Laboratories, University of North Carolina Hospitals. Dr. Brecher is a member of the editorial boards of Transfusion and Blood Therapies in Medicine and is an associate editor of the Journal of Clinical Apheresis. He is the immediate past chair of the Department of Health and Human Services Advisory Committee on Blood Safety and Availability and a past president of the American Society for Apheresis.

James T. Boyle, Jr. has served as Senior Vice President Managed Care since May of 2006. In December of 2008, Mr. Boyle also assumed operating responsibility for the Company’s Occupational Testing/Employer Group

SCH-3

Services in his current role of Head of Managed Care/OTS. He is a member of the Company’s Management Committee. Mr. Boyle previously held the position of Vice President of Managed Care from August 2004 to May, 2006. Prior to that Mr. Boyle was the Director of Litigation and Assistant General Counsel from 1999 to 2004. Prior to joining the Company in 1999, Mr. Boyle was engaged in the private practice of law for more than 15 years, specializing in litigation.

Mastiff Acquisition Corp.

Name	Country of Citizenship	Position
F. Samuel Eberts III	USA	President and Secretary

William B. Hayes	USA	Executive Vice President, Treasurer and Director

Andrew Scott Walton	USA	Executive Vice President

F. Samuel Eberts III currently serves as Senior Vice President and Chief Legal Officer of Laboratory Corporation of America Holdings.

William B. Hayes currently serves as Executive Vice President, Chief Financial Officer and Treasurer of Laboratory Corporation of America Holdings.

Andrew Scott Walton currently serves as Executive Vice President, Strategic Planning and Corporate Development of Laboratory Corporation of America Holdings.

SCH-4

The letter of transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Monogram or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the offer is:

American Stock Transfer & Trust Company

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

Facsimile: 718-234-5001

For assistance call: 877-248-6417 or 718-921-8317

Questions and requests for assistance or additional copies of this offer to purchase, the letter of transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent or the Dealer Manager at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Please, Call Toll Free: (800) 549-6746

Email: monogram@dfking.com

The Dealer Manager for the offer is:

Greenhill & Co., LLC

300 Park Avenue

New York, New York 10022

Call Toll Free: (888) 504-7336